Exhibit 99.2

NOTICE OF ANNUAL MEETING

OF SHAREHOLDERS TO BE HELD ON

FRIDAY, MAY 24, 2013

AND

MANAGEMENT PROXY CIRCULAR

April 24, 2013

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of Theratechnologies Inc. (the “Corporation”):

NOTICE IS HEREBY GIVEN that an annual meeting of shareholders (the “Meeting”) of the Corporation will be held at the McCord Museum, 690 Sherbrooke Street West, Montreal, Québec, on Friday, May 24, 2013 at 10:00 a.m., local time, for the following purposes:

(1)	to receive the consolidated financial statements for the fiscal year ended November 30, 2012, as well as the auditors’ report thereon;

(2)	to elect directors for the ensuing year;

(3)	to appoint auditors for the ensuing year and authorize the directors to set their compensation;

(4)	to consider, and if deemed advisable, to pass a resolution (the text of which is attached as Appendix “A” to the accompanying Management Proxy Circular), with or without amendments, ratifying the renewal of the shareholder rights plan of the Corporation which has been in force since February 10, 2010, the whole as described in the accompanying Management Proxy Circular; and

(5)	to transact such other business as may properly come before the Meeting.

A shareholder who is unable to attend the Meeting in person may appoint an other person (who need not be a shareholder of the Corporation) to represent him or her at the Meeting by completing the enclosed form of proxy or the one provided by your intermediary (stockbroker, bank, trust or trustee) and returning same to the Corporate Secretary of the Corporation, c/o Computershare Trust Company of Canada, 1500 University Street, 7th Floor, Montreal, Québec, Canada H3A 3S8, prior to 5:00 p.m. (Eastern Time) on May 22, 2013.

DATED at Montreal, Québec, Canada, April 24, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Jocelyn Lafond

Jocelyn Lafond
Vice President, Legal Affairs, and Corporate Secretary
Theratechnologies Inc.
2310 Alfred-Nobel Boulevard
Montreal, Québec, Canada H4S 2B4

MANAGEMENT PROXY CIRCULAR

The information contained in this management proxy circular (the “Circular”) is given as at April 24, 2013, except as otherwise noted. All dollar amounts set forth herein are expressed in Canadian dollars and the symbol “$” refers to the Canadian dollar, unless otherwise indicated.

TABLE OF CONTENTS

ITEM I.	INFORMATION RELATING TO VOTING	1
1.	By Proxy	1
2.	In Person	2
3.	Voting Securities and Principal Holders	3
ITEM II.	SUBJECTS TO BE TREATED AT THE MEETING	4
1.	Receipt of Financial Statements	4
2.	Election of Directors	4
	Composition of the Board of Directors	4
	Nominees	5
	Directors Compensation	9
	Outstanding Option-Based Awards and Share-Based Awards	10
	Incentive Plan Awards – Value vested or earned during the year	11
	Directors and Executive Officers Shareholding Policy	12
	Director’s Mandatory Retirement Policy	12
	Indebtedness of Directors	12
	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	12
3.	Appointment of Auditors	13
4.	Shareholder Rights Plan	13
	Purpose of the Rights Plan	14
	Terms of the Rights Plan	15
	Recommendation of the Board	17
5.	Other Matters to be Acted Upon	18
ITEM III.	COMPENSATION	19
1.	Compensation Discussion & Analysis	19
	Objectives of the Compensation Program	19
	What the Compensation Program is Designed to Reward	19
	When and How is Compensation Determined	19
	Elements of Compensation Program	20
2.	Named Executive Officers	24
3.	Summary Compensation Table	25
4.	Incentive Plan Awards	27
	Outstanding Option-Based Awards and Share-Based Awards	27
	Incentive Plan Awards – Value vested or earned during the year	29
5.	Termination and Change of Control Provisions	30
6.	Performance Graph	35
7.	Other Information	37
	Description of the Share Purchase Plan	37
ITEM IV.	CORPORATE GOVERNANCE DISCLOSURE	39
ITEM V.	OTHER INFORMATION	45
1.	Audit Committee Information	45
2.	Shareholder Proposals	46
3.	Additional Documentation	46
4.	Approval by the Board of Directors	46
APPENDIX A Resolution 2013-1 Shareholder Rights Plan
APPENDIX B Compensation Committee Charter
APPENDIX C Mandate of the Board of Directors
APPENDIX D Director Orientation and Continuing Education Policy
APPENDIX E Nominating and Corporate Governance Committee Charter
APPENDIX F Audit Committee Charter

ITEM I.	INFORMATION RELATING TO VOTING

You may vote your shares either through a proxy or in person at the annual meeting of shareholders of the Corporation (the “Meeting”).

1.	By Proxy

Solicitation of Proxies

This Circular is provided in connection with the solicitation of proxies to be used at the Meeting of Theratechnologies Inc. (the “Corporation” or “Theratechnologies”) to be held on Friday, May 24, 2013, at the time, place and for the purposes set forth in the attached Notice of Annual Meeting of Shareholders (the “Notice of Meeting”) and at any continuation of the Meeting after adjournment thereof.

The solicitation of proxies is being primarily made by mail but proxies may also be solicited by telephone, telecopier or other personal contact by officers or other employees of the Corporation. Our employees will receive no compensation for these services.

The Corporation has retained CST Phoenix Advisors, a proxy solicitation firm, for assistance in connection with the solicitation of proxies for the Meeting for a fee of approximately $25,000, plus additional charges related to telephone calls and other services related to the solicitation of proxies.

IF YOU HAVE ANY QUESTION ABOUT THE MEETING OR REQUIRE ASSISTANCE WITH VOTING YOUR COMMON SHARES, PLEASE CONTACT CST PHOENIX ADVISORS, TOLL FREE AT 1-800-226-2185 (OR 201-866-2222 COLLECT) OR BY E-MAIL AT INQUIRIES@PHOENIXADVISORSCST.COM WITH ANY QUESTION YOU MAY HAVE REGARDING THE MEETING.

The entire cost of the solicitation will be borne by the Corporation.

Terms of Proxy Grant

By completing the enclosed form of proxy, or the one provided by your intermediary, you appoint the persons proposed in that form to represent your interests and vote your shares on your behalf at the Meeting. The persons named in the enclosed form of proxy are directors or officers of the Corporation. However, you have the right to appoint a person or corporation other than the ones designated in the form of proxy to represent you at the Meeting. To do this, you must insert such person’s name in the blank space provided in the form of proxy enclosed hereto or complete another form of proxy. It is not necessary to be a shareholder of the Corporation in order to act as a proxy.

If you hold your shares through an intermediary (a stockbroker, a bank, a trust, a trustee, etc.), you are not a registered shareholder in the registry of shareholders of the Corporation held by Computershare Trust Company of Canada (“Computershare”). Therefore, you cannot vote your shares directly at the Meeting. If this is your situation, you will receive from your intermediary explanation as to how to appoint proxies and have them vote your shares. To ensure that your instructions are respected, you must deliver them to your intermediary within the prescribed deadline. For any questions, please contact your intermediary directly.

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MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

Proxy Voting

The persons named or appointed in the form of proxy will, on a show of hands or any ballot that may be called, vote (or withhold from voting) your shares in respect of which they are appointed as proxies in accordance with the instructions given in the form of proxy. In the absence of instructions, the voting rights attached to the shares referred to in your form of proxy will be exercised FOR the matters mentioned in the attached Notice of Meeting.

Furthermore, the enclosed form of proxy confers upon the proxy holder a discretionary power with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to all other matters which may properly come before the Meeting, or any continuation after adjournment thereof. However, to our knowledge, all matters to be brought before the Meeting are mentioned in appropriate fashion in the Notice of Meeting.

Delivery of Form of Proxy and Deadlines

If you hold your shares personally and are a registered shareholder in the registry of shareholders of the Corporation, please send the completed form of proxy to the Secretary of the Corporation, c/o Computershare Trust Company of Canada, 1500 University Street, 7th Floor, Montreal, Québec H3A 3S8, prior to 5:00 p.m. (Eastern Time) on May 22, 2013 (unless you attend the Meeting in person). All shares represented by proper proxies accompanied by duly completed declarations received by Computershare at the latest on such date and prior to such time will be voted in accordance with your instructions as specified in the proxy form on any ballot that may be called at the Meeting.

If you hold your shares through an intermediary, please proceed as indicated in the documentation sent by your intermediary and within the deadlines specified therein. For any questions, please contact your intermediary directly.

Revocation of a Proxy

You may, at any time, including any continuation of the Meeting after adjournment thereof, revoke a proxy for any business with respect to which said proxy confers a vote that has not already been cast.

If you hold your shares personally and are a registered shareholder in the registry of shareholders of the Corporation, please send a written notice to revoke a proxy bearing your signature or that of your proxy (or a representative of your proxy if your proxy is a corporation) to the Corporate Secretary of the Corporation, c/o Computershare Trust Company of Canada, 1500 University Street, 7th Floor, Montreal, Québec H3A 3S8, prior to 5:00 p.m. (Eastern Time) on May 22, 2013. You may also revoke a proxy in person at the Meeting by making a request to that effect to the Secretary of the Corporation.

If you hold your shares through an intermediary, please proceed as indicated in the documentation sent by your intermediary and within the deadlines specified therein. For any questions, please contact your intermediary directly.

2.	In Person

If you hold your shares personally and are a registered shareholder in the registry of shareholders of the Corporation, you may present yourself on the date, at the time and place set forth in the Notice of Meeting and register with the representatives of Computershare who will be at the Meeting. You should then follow voting instructions given by the Chair of the Meeting.

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If you hold your shares through an intermediary and you wish to vote your shares in person at the Meeting, please proceed as indicated in the documentation sent by your intermediary. For any questions, please contact your intermediary directly.

3.	Voting Securities and Principal Holders

As at April 24, 2013, there were 61,010,603 common shares (the “Common Shares”) of the Corporation issued and outstanding. The Common Shares are the only securities with respect to which a voting right may be exercised at the Meeting. Each Common Share entitles its holder to one vote with respect to the matters voted on at the Meeting.

Holders of Common Shares whose names are registered on the lists of shareholders of the Corporation as at 5:00 p.m. (Eastern time) on April 24, 2013, being the date fixed by the Corporation for determination of the registered holders of Common Shares who are entitled to receive notice of the Meeting and to vote at the Meeting (the “Record Date”), will be entitled to exercise their voting rights attached to the Common Shares in respect of which they are so registered at the Meeting, or any continuation after adjournment thereof, if present or represented by proxy thereat.

To our knowledge, no person beneficially owns, or controls or directs control, directly or indirectly, over more than ten percent (10%) of the outstanding Common Shares of the Corporation, other than Ingalls & Snyder, LLC. who, based exclusively on a report filed on EDGAR (www.sec.gov) on January 25, 2013, holds approximately 10.7% (6,515,325) of the outstanding Common Shares of the Corporation.

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ITEM II.	SUBJECTS TO BE TREATED AT THE MEETING

1.	Receipt of Financial Statements

The consolidated financial statements for the fiscal year ended November 30, 2012 together with the auditors’ report thereon will be presented at the Meeting. The financial statements have been mailed to you if you requested them, along with this Circular. The financial statements are also available as part of the Corporation’s filings on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com and are included in our Annual Report on Form 20-F available on the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) on the Securities and Exchange Commission’s website at www.sec.gov. No vote is required on this matter.

2.	Election of Directors

Composition of the Board of Directors

The articles of the Corporation provide that the board of directors of the Corporation (the “Board”) must consist of a minimum of three (3) and a maximum of twenty (20) directors. The Board is currently composed of six (6) directors.

At a meeting of the Board held on February 21, 2013, the Board adopted a majority voting policy (the “Majority Voting Policy”) regarding the election of directors of the Corporation. Pursuant to the Majority Voting Policy, a nominee for election as a director of the Corporation who receives a greater number of votes “withheld” than votes “for”, with respect to the election of directors by shareholders, will be expected to offer to tender his or her resignation to the Chair of the Board promptly following the meeting of shareholders at which the director was elected. The Nominating and Corporate Governance Committee will consider such offer and make a recommendation to the Board whether to accept it or not. The Board will make its decision and announce it in a press release within ninety (90) days following the meeting of shareholders. The director who offered to tender his or her resignation should not be part of any committee or Board deliberations pertaining to the resignation offer. This Majority Voting Policy only applies in circumstances involving an uncontested election of directors.

An “uncontested election of directors” means an election of directors in respect of which (i) the number of director nominees is the same as the number of directors proposed to be elected to the Board in a proxy circular issued by the Corporation; or (ii) no proxy materials are circulated in support of one or more nominees who are not part of the candidates proposed in a proxy circular issued by the Corporation.

At a meeting of the Board held on April 8, 2013, the Board appointed Mrs. Dawn Svoronos (also known as Dawn Graham) as a director of the Corporation. If all of the proposed nominees mentioned in this Circular are elected as directors at the Meeting, the Board and the current Chair of the Board intend to appoint Mrs. Svoronos as Chair of the Board at the Board meeting that will follow the Meeting.

All of the nominees mentioned below under “Nominees” for the director positions of the Corporation are elected for a one year term ending at the next annual meeting of shareholders or when his/her successor is elected, unless he/she resigns or the position becomes vacant as a result of death, dismissal or otherwise, prior to said meeting.

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Nominees

Management proposes that six (6) directors be elected at the Meeting. Management does not contemplate that any of the nominees listed in the table below will be unable to fulfill his/her mandate as director.

The following table sets forth, for each nominee, the following information:

•	his/her name;

•	his/her age;

•	his/her place of residence;

•	his/her independence from the Corporation;

•	the date he/she became a director;

•	his/her principal occupation;

•	his/her biography;

•	his/her areas of expertise;

•	his/her memberships on the committees of the Board of the Corporation;

•	the number of Board and committee meetings attended in the fiscal year ended November 30, 2012;

•	the number of Common Shares, deferred share units (“DSUs”) and stock options held or controlled; and

•	whether he/she acts as a director of other public companies.

Some of the information set out in the table below with respect to the nominees is not within the knowledge of the Corporation and was provided by each nominee. The information relating to the number of Common Shares, DSUs and options held by the nominees in the table below is at the date of this Circular and is based exclusively on reports filed on the Canadian System for Electronic Disclosure by Insiders as at that date. The information appearing under “Cease Trade Orders, Bankruptcies, Penalties or Sanctions” is based on the statements made by the nominees.

Unless instructions are given to withhold from voting with regard to the election of one or more nominees to act as directors, the persons whose names appear on the enclosed form of proxy will vote FOR the election of each of the nominees whose names are set out in the table below.

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Gilles Cloutier

Age: 68

Chapel Hill,

North Carolina,

United States

Independent Director since:

March 28, 2003

Areas of Expertise:

•	Pharmaceutical Industry

•	Regulatory

•	Research & Development

Other Directorship:

None

Principal Occupation	Corporate Director

Dr. Gilles Cloutier has over 35 years of experience in the development and commercialization of drugs for various therapeutic applications. He was primarily responsible for the development and commercialization of Tracrium, Lamictal and Remodulin in the United States. He was a founder and a director of various biotech and contract research organizations, including United Therapeutics Corporation where he served as Chief Business Officer and Chief Financial Officer between 1997 and 2001. He acted as Chief Executive Officer/Chair of Northern Therapeutics, URRMA Bio Pharma, Preventis and Molichem Medicines during his career. Dr. Cloutier is a member of the Board and is also a director on the board of directors of the Fondation André Delambre for amyotrophic lateral sclerosis (ALS).

Committee of the Board of Directors

Member of Nominating and Corporate Governance Committee

Member of Compensation Committee

Committee Membership and Meetings Attended in Fiscal Year 2012	#	%
Board of Directors	12	100%
Nominating and Corporate Governance Committee	1	100%
Strategic Committee(1)	2	100%

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
71,000	3,000	50,000

Gérald A. Lacoste

Age: 69

Rivière Rouge, Québec,

Canada

Independent Director since:

February 8, 2006

Areas of Expertise:

•	Securities and Market Regulations

•	Corporate Governance

•	Mergers & Acquisitions

Other Directership:

None

Principal Occupation	Corporate Director

Gérald A. Lacoste is a retired lawyer with extensive experience in the fields of securities regulation, financing and corporate governance. He was previously Chairman of the Québec Securities Commission (now known as the Autorité des marchés financiers) and was also President and CEO of the Montreal Exchange. During his career, Mr. Lacoste acted as legal counsel to the Canadian Standing Senate Committee on Banking, Trade and Commerce, he chaired the Québec Advisory Committee on Financial Institutions, and was a member of the task force on the capitalization of life insurance companies in Québec. Mr. Lacoste is currently a corporate director and is a member of the North American Free Trade Agreement (NAFTA) arbitration panel.

Committee of the Board of Directors

President of Nominating and Corporate Governance Committee Member of Audit Committee

Committee Membership and Meetings Attended in Fiscal Year 2012	#	%
Board of Directors	12	100%
Audit Committee	4	100%
Nominating and Corporate Governance Committee	1	100%
Strategic Committee(1)	2	100%

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
11,000	20,042	35,000

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Paul Pommier

Age: 70

Laval, Québec, Canada

Independent Director since:

January 6, 1997

Areas of Expertise:

•	Corporate Finance

•	Securities

•	Mergers & Acquisitions

Other Directorship:

None

Principal Occupation	Corporate Director - Chair of the Board of the Corporation

Mr. Paul Pommier worked for more than 25 years at National Bank Financial Inc., his last position being Senior Executive Vice President, Corporate and Government Finance. Throughout his career, he oversaw public and private financings, mergers and acquisitions, as well as the marketing of investment offerings. Under his leadership, National Bank Financial Inc. developed notable expertise in investment banking.

Committees of the Board of Directors

President of Audit Committee

Member of Nominating and Corporate Governance Committee

Member of Compensation Committee

Committee Membership and Meetings Attended in Fiscal Year 2012	#	%
Board of Directors	12	100%
Audit Committee	3	75%
Compensation Committee	1	100%
Nominating and Corporate Governance Committee	1	100%
Strategic Committee(1)	2	100%

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
220,100	120,314	65,000

Dawn Svoronos

(previously known as Dawn Graham)

Age: 60

Elizabethtown, Ontario, Canada

Independent Director since:

April 8, 2013

Areas of Expertise:

•	Pharmaceutical Industry

•	Commercialization of Drug Products

Other Directorship:

Medivation, Inc.

Principal Occupation	Corporate Director

Mrs. Dawn Graham was president of the Europe/Canada region for Merck & Co., a multinational pharmaceutical corporation, from November 2009 until March 2011. This position represented the culmination of a 23 year career with this corporation. She previously served as president of Merck Canada between September 2006 and November 2009. At that time, she was returning from a two year stay abroad where she held the positions of Vice President, Asia Pacific, between September 2006 and November 2009 and, between August 2004 and May 2005, as, Vice President, Global Marketing for the Arthritis, Analgesics and Osteoporosis franchise. Between August 2000 and July 2002, she distinguished herself at Merck Canada as Vice President, Sales, and, between July 2002 and August 2004, as Vice President, Corporate Affairs. Mrs Svoronos also served as Chair of the board of directors of Rx&D, the national association representing research-based pharmaceutical companies in Canada, as well as Chair of the board of the Merck/Schering-Plough joint venture. She is actually a member of the boards of directors of the Health Research Foundation and of The Centre for Drug Research and Development.

Committee of the Board of Directors

None

Committee Membership and Meetings Attended in Fiscal Year 2012	#	%
N.A.	N.A	N.A

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
None	None	None

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Jean-Denis Talon (2)

Age: 71

Montreal,

Québec, Canada

Independent Director since:

May 10, 2001

Areas of Expertise:

•	Human Resources

•	Governmental Relations

•	Mergers & Acquisitions

Other Directorship:

None

Principal Occupation	Corporate Director

Mr. Jean-Denis Talon had a successful career with AXA Insurance over a period of more than 20 years, ultimately becoming President and Chief Executive Officer. He was Chairman of the Board of AXA Canada until September 2011. Mr. Talon is also a former President of the Financial Affairs Committee at the Insurance Bureau of Canada.

Committees of the Board of Directors

President of Compensation Committee
Member of Audit Committee

Committee Membership and Meetings Attended in Fiscal Year 2012	#	%
Board of Directors	12	100%
Audit Committee	4	100%
Compensation Committee	1	100%

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
70,000	3,000	60,000

Luc Tanguay (3)

Age: 54

Town of Mount Royal,

Québec, Canada

Non-independent Director since:

December 6, 1993

Areas of Expertise:

•	Corporate Finance

•	Securities

•	Mergers & Acquisitions

Other Directorship:

None

Principal Occupation	President and Chief Executive Officer of the Corporation

Mr. Luc Tanguay has been active in the biotechnology industry for over 15 years. As a member of the management team of the Corporation since 1996, he has contributed to the Corporation’s growth by facilitating access to public and private capital funding. A member of the board of directors since 1993, he has held various management positions since joining the Corporation. Prior to joining the Corporation, Mr. Tanguay had a career in investment banking at National Bank Financial Inc. Mr. Tanguay is a chartered financial analyst and obtained his M. Sc. Finance from the University of Sherbrooke.

Committee Membership and Meetings Attended in Fiscal Year 2012	#	%
Board of Directors	12	100%

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
135,000	27,572	395,000

(1)	The Strategic Committee was abolished by the Board in December 2012.
(2)	Mr. Talon was a member of the board of directors of Toptent Inc. (“Toptent”) from August 1, 2007 to November 26, 2009. On December 3, 2009, Toptent filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada) (the “Bankruptcy Act”). Subsequently, on May 7, 2010, Toptent filed a proposal under the Bankruptcy Act. The proposal was accepted by Toptent’s creditors on May 20, 2010.
(3)	Mr. Tanguay was a member of the board of directors of Ambrilia Biopharma Inc. (“Ambrilia”) from August 22, 2006 to March 30, 2010. On July 31, 2009, Ambrilia obtained court protection from its creditors under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”). The purpose of the order issued by the court granting Ambrilia protection from its creditors was to provide Ambrilia and its subsidiaries the opportunity to restructure its affairs. On July 31, 2009, the Toronto Stock Exchange (“TSX”) halted the trading of Ambrilia’s shares pending its review of Ambrilia’s meeting the requirements for continuous listing. On January 31, 2011, the TSX decided to delist the common shares of Ambrilia at the close of market on March 4, 2011 for failure to meet the continued listing requirements of the TSX. The common shares remain suspended from trading. On April 8

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2011, Ambrilia announced that it would seek permission to terminate the protection granted by the Superior Court pursuant to the CCAA and, upon permission of the Court, it would file for bankruptcy pursuant to the Bankruptcy Act. On April 12, 2011, Ambrilia went bankrupt.

Directors Compensation

The Corporation has adopted a compensation policy for its directors who are not employed on a full-time basis by the Corporation under which they are paid an annual retainer fee as well as attendance fees. In addition, the Corporation reimburses the reasonable expenses incurred by each director to attend Board meetings and committee meetings.

The following table details the compensation paid to directors of the Corporation who are not employees of the Corporation.

Position at Board Level or Committee Level	Compensation for Fiscal Year 2012
Annual Retainer to Chair of the Board	$100,000	(1)
Annual Retainer to Board Members	$17,500	(1)
Attendance Fees Paid for Each Meeting of the Board of Directors
- in person	$1,500	(1)
- by conference call	$800	(1)
Annual Retainer to Chair of the Audit Committee	$8,000
Annual Retainer to Chair of each Committee (other than the Audit Committee)	$6,000
Annual Retainer to Committee Members	$3,000
Attendance Fees Paid for Each Meeting of a Committee
- in person	$1,000
- by conference call	$800

(1)	If all of the nominees mentioned in this Circular are elected as directors at the Meeting and Mrs. Svoronos becomes Chair of the Board, her aggregate compensation to act both as Chair of the Board and as a director of the Corporation will be $100,000, inclusive of all attendance fees paid for meetings of the Board. She will also be entitled to receive 50,000 options of the Corporation.

The following table details all components of the compensation provided to the directors of the Corporation who are not employees of the Corporation as at November 30, 2012 and the value thereof.

Name	Fees earned	Share-based awards(1)		Option-based awards	Non-equity incentive plan compensation	Pension value	All other compensation	Total
	($)	(#)	($)	($)	($)	($)	($)	($)
Gilles Cloutier	41,658	—	—	—	—	—	—	41,658

A. Jean de Grandpré(2)	8,750	—	—	—	—	—	—	8,750

Robert Goyer (3)(4)	11,208	1,732	4,375	—	—	—	—	15,583

Gérald A. Lacoste(5)	46,700	1,732	4,375	—	—	—	—	51,075

Paul Pommier(6)	123,033	11,629	29,375	—	—	—	—	152,408

Bernard Reculeau(7)	11,208	1,732	4,375	—	—	—	—	15,583

Jean-Denis Talon	50,075	—	—	—	—	—	—	50,075

(1)	Share-based awards are comprised of DSUs issued under the deferred share unit plan (the “DSU Plan”). For a description of the DSU Plan, see “ITEM III – Description of the Deferred Share Unit Plan”. The value of a DSU is equal to the average closing price of the Common Shares on the TSX on the date it is granted and during the four (4) previous trading days.
(2)	Mr. de Grandpré resigned from the Board of Directors on December 6, 2011.

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(3)	Mr. Goyer acted as a director of the Corporation until May 16, 2012. He did not seek reelection at the annual meeting of shareholders held on May 16, 2012. The services of Mr. Goyer were provided to the Corporation by Clinipharm (1987) Inc. (“Clinipharm”), a corporation controlled by Mr. Goyer, and all cash compensation for the services of Mr. Goyer was paid to Clinipharm. Based on information received from Clinipharm as at February 21, 2013, Mr. Goyer received $7,160 in compensation from Clinipharm from December 1, 2011 to May 16, 2012. All DSUs were granted to Mr. Goyer, personally.
(4)	Mr. Goyer was granted 50% of his annual retainer as Board member in DSUs given that he was not meeting the Shareholding Policy. The balance of his annual retainer as Board member was paid in cash for the purposes of complying with the Corporation’s black-out period policy. The DSUs were granted on March 5, 2012 and the value of a DSU was equal to $2.5260.
(5)	Mr. Lacoste was granted 25% of his annual retainer as Board member in DSUs given that he was not meeting the Shareholding Policy. The balance of his annual retainer as Board member was paid in cash for the purposes of complying with the Corporation’s black-out period policy. The DSUs were granted on March 5, 2012 and the value of a DSU was equal to $2.5260.
(6)	Mr. Pommier elected to purchase DSUs through the conversion of 25% of his annual retainer as chair of the Board and through the conversion of 25% of his annual retainer as Board member. The balance of his annual retainer as Board member was paid in cash. The DSUs were granted on March 5, 2012 and the value of a DSU was equal to $2.5260.
(7)	Mr. Reculeau acted as a director of the Corporation until May 16, 2012. He did not seek reelection at the annual meeting of shareholders held on May 16, 2012. Mr. Reculeau elected to purchase DSUs through the conversion of 25% of his annual retainer as Board member. The balance of his annual retainer as Board member was paid in cash. The DSUs were granted on March 5, 2012 and the value of a DSU was equal to $2.5260.

Outstanding Option-Based Awards and Share-Based Awards

The table below details the outstanding option-based awards and share-based awards as at November 30, 2012 for each of the directors who is not an employee of the Corporation.

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercice price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(2) ($)

Gilles Cloutier	5,000	5.40	2013.05.07	—	—	—	765
	5,000	3.68	2014.05.03	—
	5,000	1.75	2015.05.06	—
	5,000	1.86	2016.03.30	—
	5,000	8.29	2017.03.29	—
	5,000	1.80	2018.12.18	—
	10,000	1.84	2019.03.28	—
	10,000	4.75	2020.06.08

A. Jean de Grandpré	—	—	—	—	—	—	1,339

Robert Goyer	—	—	—	—	—	—	1,780

Gérald A. Lacoste	5,000	1.86	2016.03.30	—	—	—	1,780
	5,000	8.29	2017.03.29	—
	5,000	1.80	2018.12.18	—
	10,000	1.84	2019.03.28	—
	10,000	4.75	2020.06.08	—

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	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(2) ($)

Paul Pommier	5,000	5.40	2013.05.07	—	—	—	8,320
	5,000	3.68	2014.05.03	—
	5,000	1.75	2015.05.06	—
	5,000	1.86	2016.03.30	—
	5,000	8.29	2017.03.29	—
	5,000	1.80	2018.12.18	—
	10,000	1.84	2019.03.28	—
	10,000	4.75	2020.06.08	—

Bernard Reculeau	—	—	—	—	—	—	1,207

Jean-Denis Talon	5,000	5.40	2013.05.07	—	—	—	765
	5,000	3.68	2014.05.03	—
	5,000	1.75	2015.05.06	—
	5,000	1.86	2016.03.30	—
	5,000	8.29	2017.03.29	—
	5,000	1.80	2018.12.18	—
	10,000	1.84	2019.03.28	—
	10,000	4.75	2020.06.08	—

(1)	The value of unexercised in-the-money options at fiscal year-end is the difference between the closing price of the Common Shares on November 30, 2012 ($0.255) on the TSX and the respective exercise price of the options.
(2)	Share-based awards are comprised of DSUs issued under the DSU Plan. The market or payout value of share-based awards that have vested as at November 30, 2012 is determined by multiplying the closing price of the Common Shares as at such date ($0.255) on the TSX by the number of share-based awards held as at such date. The actual payout value will vary based on the date on which the DSUs will be redeemed.

Incentive Plan Awards – Value vested or earned during the year

The table below details the value vested or earned during the fiscal year ended November 30, 2012 under each incentive plan for each of the directors who is not an employee of the Corporation.

Name	Option-based awards Value vested during the year ($)	Share-based awards Value vested during the year(1) ($)	Non-equity incentive plan compensation Value earned during the year ($)
Gilles Cloutier	—	—	—

A. Jean de Grandpré	—	—	—

Robert Goyer	—	4,295	—

Gérald A. Lacoste	—	4,295	—

Paul Pommier	—	28,840	—

Bernard Reculeau	—	4,295	—

Jean-Denis Talon	—	—	—

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(1)	Share-based awards are comprised of DSUs issued under the DSU Plan. The difference between the amount shown in the column of this table and the amount shown in the column of the table detailing the aggregate compensation paid to the directors for the last fiscal year is explained by the formula related to the calculation of the value of DSUs on the date of grant. Under the DSU Plan, the value of a DSU is computed as the average closing price of the Common Shares on the TSX on the date of grant and on the four (4) previous trading days. The value of vested share-based awards under this column is determined by multiplying the closing price of the Common Shares on the TSX on the date of grant of share-based awards (March 5, 2012 - $2.48) by the number of share-based awards granted as at such date.

Directors and Executive Officers Shareholding Policy

The Board adopted a shareholding policy (the “Shareholding Policy”) for directors, the President and Chief Executive Officer as well as executive officers of the Corporation in December 2010.

Pursuant to the Shareholding Policy, each director is required to hold common shares, DSUs, or a combination thereof, representing at least 400% of the value of its annual retainer to act as a Board member of the Corporation. A director is granted DSUs as payment of his annual retainer as a Board member until he holds a number of common shares and DSUs having a value worth 400% of his annual retainer. The shareholding value for the President and Chief Executive Officer is set at 300% of his annual base salary and he is given a three (3) to five (5) year period to hold such value. The shareholding value for the other executive officers is intended to be 150% of their annual base salary. The value of an individual’s shareholding is based on the higher of the acquisition cost of a common share and/or a DSU and its (their) fair market value. The value is revised on a calendar quarter basis for each director and on November 30 of each year for the President and Chief Executive Officer. Any fluctuations in the fair market value of the Common Shares and DSUs have no effect on the compliance by an individual with the Shareholding Policy once such individual has reached the targeted value.

However, at a meeting of the Board held in April 2013, the Board decided to suspend the Shareholding Policy. The Board made that decision after considering, among other things, the corporate restructurings that occurred in the last fiscal year and its consequences on the management team as well as the changes that have taken place at the Board level.

Directors’ Mandatory Retirement Policy

The Board has adopted a formal retirement policy in the context of its succession planning process. Under this policy, directors who are not employees of the Corporation who reach the age of 75 or who have been acting as directors for 15 consecutive years may not be nominees for re-election at the subsequent annual meeting of shareholders. Our current directors who are not employees of the Corporation are grandfathered from this policy.

Indebtedness of Directors

As at the date hereof, none of the directors of the Corporation and proposed nominee for election as director of the Corporation is indebted to the Corporation. During the last fiscal year of the Corporation, none of the directors of the Corporation was indebted to the Corporation.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as described in notes 2 and 3 under “Election of Directors – Nominees”, to the knowledge of management of the Corporation, no nominee (a) is, as at the date of the Circular, or has been within the ten (10) years before the date of the Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty consecutive days; (ii) was subject to an event that resulted, after the director or

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executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the ten (10) years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

3.	Appointment of Auditors

The Corporation’s auditors for the current fiscal year must be elected at the Meeting. The Corporation proposes the appointment of KPMG LLP, chartered accountants from Montreal, who have been the Corporation’s auditors since October 19, 1993. They will hold office until the next annual meeting of shareholders or until their successors are appointed.

The table below sets forth the fees paid to the auditors of the Corporation for the fiscal years ended November 30, 2012 and November 30, 2011.

	Fiscal Year Ended November 30, 2012	Fiscal Year Ended November 30, 2011
Audit Fees (1)	$158,250	$495,100
Audit-Related Fees (2)	$41,000	$15,250
Tax Fees (3)	$42,650	$35,285
All Other Fees	—	—

Total	$241,900	$545,635

(1)

Refers to the aggregate fees billed by external auditors for audit services. In the fiscal year ended November 30, 2011, audit fees included an amount of $355,000 for audit services performed in connection with the intended public offering of the Corporation and the subsequent listing of the Common Shares on the NASDAQ Global Market.

(2)	Refers to the aggregate fees billed for professional services rendered by external auditors for translation.
(3)	Refers to the aggregate fees billed for professional services rendered by external auditors for tax compliance, tax advice and tax planning.

Unless instructions are given to withhold from voting with regard to the appointment of the auditors, the persons whose names appear on the enclosed form of proxy will vote FOR the appointment of KPMG LLP, chartered accountants, as auditors of the Corporation, and to authorize that compensation for their services be determined by the Board.

4.	Shareholder Rights Plan

On February 21, 2013, the Board approved the renewal of the Corporation’s shareholder rights plan and, on April 15, 2013, the Corporation and Computershare Trust Services of Canada entered into an amended and restated shareholder rights plan agreement (the “Rights Plan”).

The original shareholder rights plan was adopted by the Board on February 10, 2010 and ratified by the shareholders on March 25, 2010. It is scheduled to expire at the Meeting. The Rights Plan will only become effective if Independent Shareholders (as defined below) approve by a majority of the votes cast, in person or by proxy, at the Meeting Resolution 2013-1 attached as Appendix “A” to this Circular. Below is a summary of the Rights Plan.

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Purpose of the Rights Plan

The purpose of the Rights Plan is to ensure equal treatment of shareholders and to give adequate time for shareholders to properly assess the merits of a bid without undue pressure, and to allow competing bids to emerge. The Rights Plan is designed to give the Board time to consider alternatives, allowing shareholders to receive full and fair value for their shares. The Rights Plan was not renewed by the Board in response to any acquisition proposal and is not designed to secure the continuance in office of the current management or the directors of the Corporation. The renewal of the Rights Plan does not in any way lessen the duties of the directors to fully and fairly examine all bids which may be made to acquire the Common Shares of the Corporation and to exercise such duties with a view to the best interest of the shareholders and the Corporation.

Before deciding to renew the Rights Plan, the Board of Directors considered the current shareholdings of the Corporation and the legislative framework in Canada governing takeover bids. To the Corporation’s knowledge, as described above under “ITEM I. – Voting Securities and Principal Holders”, Ingalls & Snyder, LLC is the only shareholder of the Corporation holding more than 10% of all the outstanding Common Shares of the Corporation. Therefore, a person could acquire a de facto control of the Corporation through the purchase of a number of Common Shares that would represent a percentage of Common Shares below 50% by entering into private acquisition agreements without having to make an offer to all of the shareholders.

Under provincial securities legislation, a takeover bid generally means an offer to acquire voting or equity voting shares of a corporation that, together with shares already owned by the bidder and certain parties related thereto, amount to 20% or more of the outstanding shares of that class.

The existing legislative framework for takeover bids in Canada presents the following concerns for shareholders:

1.	Time

Current legislation permits a takeover bid to expire 35 days after it is initiated. The Board is of the view that this is not sufficient time to permit shareholders to adequately consider a takeover bid and make a reasoned and unhurried decision.

2.	Pressure to Tender

A shareholder may feel compelled to tender his Common Shares pursuant to a takeover bid which he considers to be inadequate, out of a concern that in failing to do so, the shareholder may be left with illiquid or minority discounted Common Shares. The Rights Plan provides shareholders with a mechanism which is intended to ensure that they can separate the decision to tender, based on the merits of a bid, from the approval or disapproval of a particular takeover bid.

3.	Unequal Treatment

Shareholders may not be treated equally if, as current securities legislation provides, an important number of Common Shares is acquired pursuant to a private agreement in which a small group of shareholders or a shareholder disposes of its Common Shares at a premium to market price, which premium is not shared with the other shareholders of the Corporation. In addition, a person may gradually accumulate Common Shares through stock exchange acquisitions which results in an acquisition of control of the Corporation, without payment of fair value for control or a fair sharing of a control premium amongst all shareholders. The Rights Plan addresses these concerns by applying to all acquisitions of 20% or more of the Common Shares of the Corporation, ensuring that shareholders receive equal treatment.

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The issue of rights (the “Rights”) will not in any way adversely alter the financial condition of the Corporation and will not change the way in which shareholders trade their Common Shares. However, by permitting holders of Rights other than an “Acquiring Person” (as defined below) to acquire additional Common Shares of the Corporation at a discount to market value, the Rights may cause substantial dilution to a person or group that acquires 20% or more of the outstanding Common Shares other than by way of a “Permitted Bid” (as defined below). A potential bidder can avoid the dilutive features of the Rights Plan by making a bid that conforms to the requirements of a Permitted Bid.

The Corporation has reviewed the Rights Plan for conformity with current practices of Canadian companies with respect to shareholder protection rights plans. We believe that the Rights Plan preserves the fair treatment of shareholders, is consistent with best Canadian corporate practices and addresses institutional investor guidelines.

Terms of the Rights Plan

The following is a summary of the principal terms of the Rights Plan and is provided subject to the terms and conditions thereof. A complete copy of the Rights Plan has been filed and is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Issue of Rights

In order to implement the rights plan in 2010, the Board authorized the Corporation to issue one right in respect of each Common Share outstanding as of 6:00 p.m. (Montreal time) on March 25, 2010 (the “Effective Date”). One Right was also issued with each Common Share issued after March 25, 2010 and one Right will also continue to be issued and attached to each subsequently issued Common Share if the Rights Plan is approved by shareholders at the Meeting.

Rights-Exercise Privilege

The Rights will be separate from the Common Shares to which they are attached and will become exercisable at the time (the “Separation Time”) that is ten (10) business days after the earlier of: (i) the first date of public announcement that an “Acquiring Person” (as defined below) has become such; (ii) the date of commencement of, or first public announcement in respect of, a takeover bid which will permit an offeror to hold 20% or more of the Common Shares, other than by an acquisition pursuant to a takeover bid permitted by the Rights Plan (a “Permitted Bid” as defined below); (iii) the date upon which a Permitted Bid ceases to be a Permitted Bid; or (iv) such other date as may be determined in good faith by the Board.

The acquisition permitting a person (an “Acquiring Person”), including others acting jointly or in concert with such person, to hold 20% or more of the outstanding Common Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event.” Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of a public announcement (the “Common Share Acquisition Date”) by the Corporation or an Acquiring Person that an Acquiring Person has become such will become null and void upon the occurrence of a Flip-in Event. Ten (10) trading days after the occurrence of the Common Share Acquisition Date, each Right (other than those held by the Acquiring Person) will permit the holder to purchase for the exercise price that number of Common Shares determined as follows: a value of twice the exercise price divided by the average weighted market price for the last 20 trading days preceding the Common Share Acquisition Date. The exercise price is currently $5.00 per Right, subject to adjustment provisions described in the Rights Plan.

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Upon the occurrence of a Flip-in Event and the separation of the Rights from the Common Shares, reported earnings per share on a fully diluted or non-diluted basis may be affected. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Lock-Up Agreements

A bidder may enter into lock-up agreements with the shareholders of the Corporation whereby such shareholders agree to tender their Common Shares to the takeover bid (the “Lock-up Bid”) without a Flip-in Event occurring. Any such agreement must permit or must have the effect to permit the shareholder to withdraw the Common Shares to tender to another takeover bid or to support another transaction that exceeds the value of the Lock-up Bid.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued after the Effective Date. Rights are also attached to Common Shares outstanding on the Effective Date, although share certificates will not bear such a legend. Prior to the Separation Time, Rights will not be transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates, which will be transferable and traded separately from the Common Shares.

“Permitted Bid” Requirements

A “Permitted Bid” is a takeover bid that does not trigger the exercise of Rights. A “Permitted Bid” is a bid that aims to acquire shares which, together with the other securities beneficially owned by the bidder, represent not less than 20% of the outstanding Common Shares, which bid is made by means of a takeover bid circular and satisfies the following requirements:

(i)	the bid must be made to all holders of Common Shares;

(ii)	the bid must include a condition without reservation providing that no share tendered pursuant to the bid will be taken up prior to the expiry of a period of not less than 60 days and only if at such date more than 50% in aggregate of the outstanding shares held by the shareholders other than the bidder, its associates and affiliates, and persons acting jointly or in concert with such persons (the “Independent Shareholders”), have been tendered pursuant to the bid and not withdrawn;

(iii)	if more than 50% in aggregate of the shares held by Independent Shareholders are tendered to the bid within the 60-day period, the bidder must make a public announcement of that fact and the bid must remain open for deposits of shares for an additional ten (10) business days from the date of such public announcement.

Waiver and Redemptions

The Board acting in good faith may, prior to a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event that would result from a takeover bid made by way of takeover bid circular to all holders of Common Shares, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event. The Board may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Common Shares within 14 days or any other period that may be specified by the Board. At any time prior to the occurrence of a Flip-in Event, the Board may, subject to the prior approval of the holders of Common Shares, elect to redeem all, but not less than all, of the outstanding Rights at a price of $0.0001 per right.

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Exemption for Investment Managers

Investment managers (for client accounts), trust companies and pension funds (acting in their capacity as trustees and administrators) acquiring shares permitting them to hold 20% or more of the Common Shares are exempt from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a takeover bid.

Supplements and Amendments

The Corporation is authorized to make amendments to the Rights Plan to correct any clerical or typographical error or to maintain the validity of the Rights Plan as a result of changes in laws or regulations. Prior to the Meeting, the Corporation is authorized to amend or supplement the Rights Plan as the Board may in good faith deem necessary or advisable. The Corporation will issue a press release relating to any material amendment made to the Rights Plan prior to the Meeting and will advise the shareholders of any such amendment at the Meeting. Material amendments or supplements to the Rights Plan will require, subject to the regulatory authorities, the prior approval of the shareholders or, after the Separation Time, holders of Rights.

Canadian Income Tax Consequences of the Rights Plan

Under the Income Tax Act (Canada) (the “Tax Act”), while the matter may be debated, the issue of the Rights under the Rights Plan may be a taxable benefit, the fair market value of which must be included in the income of a recipient. The Corporation considers that the Rights, when issued, will have no or negligible monetary value, there being only a remote possibility that the Rights will ever be exercised. The Rights will be considered to have been acquired at no cost. The holder of Rights may realize income or be subject to withholding tax under the Tax Act if the Rights become exercisable, are exercised and are otherwise disposed of.

The information provided above is of a general nature and is not intended to constitute, nor should it be construed as, legal or tax advice to any particular holder of Common Shares. Such holders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and applicable federal, provincial, territorial or foreign legislation.

Recommendation of the Board

At the Meeting, Independent Shareholders will be asked to consider and, if deemed advisable, to ratify the renewal of the Rights Plan by passing Resolution 2013-1, substantially in the form of the resolution attached as Appendix “A” to this Circular. Resolution 2013-1 must be passed by a majority of the votes cast by Independent Shareholders entitled to vote who are represented in person or by proxy at the Meeting and who vote in respect of that resolution.

The Board considers the renewal of the Rights Plan to be appropriate and in the best interests of the Corporation and recommends that Independent Shareholders vote in favour of Resolution 2013-1 to approve the renewal of the Rights Plan.

Unless instructions are given to vote against, or withhold from voting on, Resolution 2013-1, the persons whose names appear in the enclosed form of proxy will vote FOR the passing of Resolution 2013-1.

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5.	Other Matters to be Acted Upon

The Corporation will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. Management of the Corporation knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting the proxy.

The Corporation did not receive any proposal from shareholders within the time limits prescribed by the Business Corporations Act (Québec) (the “Act”) and, accordingly, none will be accepted at the Meeting, except as required under the Act.

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ITEM III.	COMPENSATION

The compensation of the directors and the executive officers of the Corporation is reviewed by the compensation committee. The Compensation Committee is currently comprised of three (3) independent directors, namely Jean-Denis Talon, who has been acting as chair since January 2011, Paul Pommier and Gilles Cloutier. Gilles Cloutier was appointed to the Compensation Committee on May 16, 2012 in replacement of Mr. Bernard Reculeau who did not seek re-election at the May 16, 2012 annual meeting of shareholders. The mandate, obligations and duties of the Compensation Committee are described in Appendix “B” to this Circular. For a discussion on directors’ compensation, see “ITEM II – Directors Compensation”.

1.	Compensation Discussion & Analysis

Objectives of the Compensation Program

The objectives of the compensation program of the Corporation (the “Compensation Program”) for its executive officers aim at attracting, retaining, motivating and rewarding its executive officers. The Corporation is committed to a compensation policy that is competitive and drives business performance.

What the Compensation Program is Designed to Reward

The Compensation Program is designed to reward the executive officers for (i) implementing strategies, both in the short and the long term, to realize the business plan of the Corporation, (ii) meeting the annual objectives of the Corporation and (iii) the objectives of each executive officer. It is also designed to enhance shareholder value.

The Compensation Program provides reasonable and competitive total executive compensation. Remuneration and incentive components are established to compete with remuneration practices of similar companies that are involved in the biopharmaceutical and pharmaceutical industries, as well as certain other companies involved in other industries where the skills and knowledge of an executive officer may be used.

In designing the Compensation Program, the Compensation Committee assessed the short-term and long-term risks associated with such program. The Compensation Program tries to strike a balance between the attainment of short-term and long-term goals by providing executive officers with short-term incentive awards and long-term incentive awards. In reviewing the recommendations of the Compensation Committee with respect to the Compensation Program, the Board analyzed the incentives comprised in the Compensation Program to ensure a fair balance between the short-term and long-term compensation components. The Board has not identified any risk arising from the Corporation’s Compensation Program and its policies and practices in determining compensation that are reasonably likely to have a material adverse effect on the Corporation.

When and How Is Compensation Determined

Compensation is determined at the beginning of each fiscal year, usually in early December. The Compensation Committee meets to determine and recommend to the Board the base salary of executive officers for such fiscal year. During this meeting, the Compensation Committee also reviews the performance of the Corporation and the performance of each of its executive officers for the last completed fiscal year to determine whether an executive officer is entitled to the payment of a bonus and/or the grant of options and/or DSUs for such last completed fiscal year. The determination by the Compensation Committee of the annual base salary and payment of a bonus and/or grant of

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options and/or DSUs for each executive officer is reviewed by the Board who has discretion to approve, disapprove or change the determination made by the Compensation Committee for each executive officer. The compensation of the President and Chief Executive Officer is reviewed by the Board.

Elements of Compensation Program

The major elements of the Compensation Program are base salary, short-term performance reward program that takes the form of cash bonuses, and long-term incentives through the granting of options and/or DSUs. All proposed changes to any compensation component of an executive officer are first reviewed internally by the President and Chief Executive Officer. The proposed changes are then presented to the Compensation Committee who makes a recommendation to the Board who has discretion to approve, disapprove or amend the proposed changes.

Annual Base Salary

Base salaries for each of the executive officers are based on the experience, expertise and competencies of each executive officer. In order to set the base salary of the executive officers (other than the President and Chief Executive Officer) for the fiscal year ended November 30, 2012, the Compensation Committee considered publicly available economic data regarding the variation of the Consumer Price Index and publicly available data regarding forecasted salary percentage increase for that year. The Compensation Committee also considered the importance of the objectives to be attained by the executive officers and the Corporation during that year.

At the meeting of the Compensation Committee held in December 2011, the Compensation Committee recommended, and the Board agreed, that the annual base salary of all executive officers remain unchanged for the fiscal year ending November 30, 2012.

Performance Reward Program

The short-term performance reward program is designed to recognize the contribution of each executive officer in helping the Corporation to attain its corporate objectives and to increase its value. Usually, bonuses are granted based on the attainment of the Corporation’s annual corporate objectives and the attainment of an executive officer’s objectives in connection with such corporate objectives. For the last fiscal year, no individual objectives had been determined. The objectives against which each executive officer was assessed were the corporate objectives. The Compensation Committee had discretion in granting bonuses to executive officers based on each executive officer’s contribution to the achievement of the corporate objectives.

The corporate objectives (the “Corporate Objectives”) for the last fiscal year consisted in:

•	assisting the Corporation’s commercial partners in obtaining additional regulatory approvals for EGRIFTATM quickly and in as many markets as possible; and

•

initiating feasibility studies testing new methods of administration for the Corporation’s proprietary peptide, TH1173, and undertaking preclinical testing of TH1173 in anticipation of launching a Phase 1 clinical trial in the second half of 2013.

The employment agreements of the executive officers for the fiscal year ended November 30, 2012 provided that executive officers were entitled to receive a bonus equal to up to 33 1/3% of their annual base salary, except with respect to the former President and Chief Executive Officer and the former Senior Executive Vice President and Chief Financial Officer whose target bonus could reach up to 100% and up to 50%, respectively, of their annual base salary.

Given the lackluster performance of the Corporation to meet most of its corporate objectives in the last fiscal year, the corporate restructurings that resulted therefrom and the negative return generated

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on the Common Shares over the past twelve (12) months, on October 30, 2012, the Corporation announced that the executive officers had foregone their annual bonuses and agreed to a salary freeze for the 2013 fiscal year.

Long-Term Incentive Program

The long-term incentive programs of the Corporation are comprised of the share option plan (the “Option Plan”) and the DSU Plan.

The Option Plan was originally adopted on December 6, 1993, and subsequently amended from time to time, in order to attract, retain, motivate employees in key positions and align their interests with those of the Corporation’s shareholders by allowing optionees to participate in the increased value of the Common Shares. The number of options granted under the Option Plan is determined on the basis of the position of each executive officer, the attainment of corporate and individual objectives and the value of the options and the Common Shares at the time of grant as part of the total compensation of an executive officer. When assessing whether options should be granted to an executive officer, the Compensation Committee also factors in the number of options held by an executive officer, their vesting periods, expiry dates and exercise prices.

The DSU Plan was adopted on December 10, 2010, and amended effective February 7, 2012, in order to attract and retain directors and executive officers and better align the interests of the directors and executive officers with those of the shareholders in the creation of long-term value. DSUs may be granted by the Board as part of the compensation of executive officers who may purchase them once a year through the conversion of all or part of their cash bonus into DSUs. No DSUs were granted to the executive officers in the fiscal year ended November 30, 2012, except to the former President and Chief Executive Officer pursuant to the terms of his employment agreement.

The Corporation had a share purchase plan available to all employees and executive officers of the Corporation. However, the Corporation may no longer offer its employees and executive officers to subscribe for Common Shares under this plan since the offering period expired on March 31, 2012. The Board did not seek to reconduct this plan at the annual meeting of shareholders held in May 2012.

In April 2012, the Corporation retained the services of Towers Watson, an independent third-party consulting firm, to compare the total direct compensation (annual base salary + annual bonus + long-term incentives) offered by the Corporation to its vice presidents against the total direct compensation offered to executive officers exercising similar functions in various other companies. The mandate of Towers Watson did not extend to the analysis of the total compensation of John-Michel T. Huss, the then President and Chief Executive Officer. Towers Watson’s analysis was based on a reference market of the following 17 companies (the “Reference Market”):

•	AEterna Zentaris Inc.;

•	Bayer Inc. (Canada);

•	Cardiome Pharma Corp.;

•	Cipher Pharmaceuticals Inc.;

•	Eli Lilly Canada Inc.;

•	Isotechnika Pharma Inc.;

•	Merck Frost Canada Ltd.;

•	Methylgene Inc.;

•	Nuvo Research Inc.

•	Paladin Laboratories Inc.;

•	PCAS-Pharma Trust;

•	QLT Inc.;

•	Sanofi Pasteur Limited;

•	Transition Therapeutics Inc.;

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•	Valeant Pharmaceuticals International, Inc.;

•	Warner Chilcott; and

•	YM BioSciences Inc.

The companies forming the Reference Market were selected based on the following criteria:

•	market capitalization;

•	types of activities;

•	number of employees;

•	revenues; and

•	capacity of these companies to attract employees of the Corporation to work for any of them.

Towers Watson’s analysis revealed that the total target cash compensation (annual base salary + target bonus) offered to the Corporation’s vice presidents was relatively competitive compared to the Reference Market but that the long-term incentive compensation provided by the Corporation’s programs was below the Reference Market.

All services provided to the Corporation by compensation consultants at the request of executive officers must be approved by the Compensation Committee.

The table below details the aggregate fees billed to the Corporation for the two most recently completed fiscal years by the only compensation consultant retained during these periods to assist in the determination of compensation for any of the directors and executive officers:

Name	Fees	Fiscal year ended November 30, 2012	Fiscal year ended November 30, 2011
Towers Watson	Executive Compensation – Related Fees	$13,000	—
	All Other Fees	—	—

Description of the Share Option Plan

A maximum of 5,000,000 Common Shares have been reserved for stock option grants under the Option Plan, of which, as at April 24, 2013, 1,417,343 options remain available for issuance.

The Board administers the Option Plan. The Board has discretion to designate the optionees and determine the number of Common Shares underlying these options, the vesting period, the exercise price and the expiry date of each option, as well as all other related matters, the whole in compliance with the terms of the Option Plan and applicable legislative provisions established by securities regulatory authorities. The Board is not bound by the recommendations made by the Compensation Committee with respect to the abovementioned matters. Options granted to executive officers generally vest as to 33 1/3% on each year starting twelve (12) months after the date of grant. The Board can modify or terminate the Option Plan subject to compliance with the rules set forth by regulatory authorities. However, certain amendments to the Option Plan require the approval of shareholders of the Corporation at the majority by way of a vote cast at a meeting of shareholders called for this purpose.

Unless otherwise determined by the Board at the time of grant, the options granted pursuant to the Option Plan may be exercised within a maximum period of ten (10) years following their date of grant, unless the optionee’s employment is terminated, other than for death, in which case the optionee’s unexercised vested options, if any, may be exercised within a period of one hundred eighty (180) days following the date of the employee’s termination. In the event of the death of an optionee

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prior to the expiry date of his options, the optionee’s legal personal representative may exercise the optionee’s unexercised vested options within twelve (12) months after the date of the optionee’s death. The options granted in accordance with the Option Plan cannot be transferred or assigned.

The exercise price at which the options may be granted pursuant to the Option Plan cannot be less than the closing price of the Common Shares on the TSX on the day preceding the date of grant of the options.

In addition, the Option Plan provides that the number of Common Shares that may be issued to insiders, at any time, under all security-based compensation arrangements of the Corporation, cannot exceed 10% of the outstanding Common Shares, and the number of Common Shares issued to insiders, within any one-year period, under all security-based compensation arrangements, cannot exceed 10% of the outstanding Common Shares. The number of Common Shares that may be issued to directors who are not employees of the Corporation, within any one-year period, under all security-based compensation arrangements, cannot exceed 0.5% of the outstanding Common Shares.

During the fiscal year ended November 30, 2012, no options were granted under the Option Plan.

The following table sets forth the information regarding the equity compensation plan of the Corporation as at November 30, 2012.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options (% of Issued and Outstanding Share Capital)	Weighted-average Exercise Price of Outstanding Option	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plan
Equity Compensation Plan	1,426,298	$4.34	1,913,843
Approved by Shareholders	2.34%
Equity Compensation Plans Not Approved by Shareholders	—	—	—

Total	1,426,298	$4.34	1,913,843

Description of the Deferred Share Unit Plan

On December 10, 2010, the Board adopted the DSU Plan for the benefit of its directors and executive officers (collectively, the “Beneficiaries”) and, in April 2013, the Board suspended the DSU Plan, after considering, among other things, the corporate restructurings that occurred in the last fiscal year and its consequences on the management team as well as the changes that have taken place at the Board level.

Under the terms of the DSU Plan, Beneficiaries who are directors are entitled to elect to receive all or part of their annual retainer as Board member in DSUs. In addition to his/her right to convert all or part of his/her annual retainer as Board member, the Chair of the Board is also entitled to elect to receive all or part of his/her annual retainer as Chair of the Board in DSUs. Beneficiaries who act as executive officers are entitled to elect to receive all or part of their annual cash bonus, if any, in DSUs.

The value of a DSU (the “DSU Value”) is equal to the average closing price of the Common Shares on the TSX on the date on which a Beneficiary determines that he desires to purchase or redeem DSUs and during the four previous trading days. Prior to the amendment to the DSU Plan effective February 7, 2012, Beneficiaries who acted as directors had to elect to receive DSUs before December 23 of a calendar year for the ensuing calendar year. The amendments to the DSU Plan

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provide that a director must elect to receive DSUs as complete or partial consideration of his annual retainer to act as a Board member prior to each calendar quarter. Beneficiaries who act as executive officers must elect to purchase DSUs within 48 hours after having been notified of their annual cash bonus, if any.

For the purposes of granting DSUs, the DSU Value for directors is determined on the first trading day of the beginning of a calendar quarter and the DSU Value for executive officers is determined on the second business day after they have been notified of their annual cash bonus. Except with respect to DSUs granted to the former President and Chief Executive Officer, DSUs may only be redeemed when a Beneficiary ceases to act as a director or an executive officer of the Corporation. On the date a Beneficiary ceases to act as a director or executive officer (the “Redemption Date”), the Beneficiary is entitled to send a notice to the Corporation (the “Redemption Notice”) specifying the date on which the DSUs will be redeemed (the “Payment Date”). The Payment Date must be no earlier than five (5) business days after the date on which the Corporation receives the Redemption Notice and no later than November 30 of the year following the Redemption Date. If a Beneficiary does not send a Redemption Notice prior to November 15 in the year of the Redemption Date, the DSU Plan provides that a Beneficiary will be deemed to have sent, and the Corporation received, a Redemption Notice on November 15 of that year. On the Payment Date, the Corporation must provide a Beneficiary with an amount in cash equal to the DSU Value as at the Payment Date. No Common Share is issued under the DSU Plan. Consequently, the DSU Plan is non-dilutive for shareholders.

Pursuant to the terms and conditions of the employment agreement entered into with the former President and Chief Executive Officer, DSUs granted to Mr. John-Michel T. Huss may only be redeemed from the business day preceding the third anniversary date of their dates of grant but no later than the last day of the third calendar year following the calendar year during which DSUs were granted.

Beneficiaries may not sell, transfer or otherwise assign their DSUs or any rights associated therewith other than by will or in accordance with legislation regarding the vesting and partition of successions.

The Board administers the DSU Plan and the DSU Plan provides that the Board may delegate all or part of its obligations to the Compensation Committee or any other committee of the Board.

To protect against fluctuations in DSU Value, the Corporation enters into cash settled forward contracts with an independent third party such that, upon a Payment Date, the Corporation is not exposed to the appreciation of the price of the Common Shares. The execution of such contracts requires the signature of two of the following executive officers: the President and Chief Executive Officer, the Vice President, Finance, and the Vice President, Legal Affairs, and Corporate Secretary.

In the fiscal year ended November 30, 2012, 16,825 DSUs were issued to the directors of the Corporation as partial payment of their annual retainer to act as directors and 105,042 DSUs were issued to the former President and Chief Executive Officer pursuant to the terms of his employment agreement.

2.	Named Executive Officers

The named executive officers (the “Named Executive Officers”) of the Corporation for the fiscal year ended November 30, 2012 were:

•	John-Michel T. Huss, former President and Chief Executive Officer;

•	Luc Tanguay, former Senior Executive Vice President and Chief Financial Officer / (currently) President and Chief Executive Officer;

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•	Marie-Noël Colussi, Vice President, Finances;

•	Christian Marsolais, Senior Vice President, Scientific Affairs and Alliances;

•	Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary; and

•	Krishna Peri, former Vice President, Research / (currently) Special Counsel on Research.

As described before, the principal objectives of each Named Executive Officer for the last fiscal year were based on the Corporate Objectives. In addition, no increase in annual base salary was made for the last fiscal year and, in October 2012, executive officers forgone their bonuses.

3.	Summary Compensation Table

The summary compensation table below details compensation for the fiscal years ended November 30, 2012, 2011 and 2010 for each of the Named Executive Officers of the Corporation for services rendered in all capacities.

							Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share- based awards(1) ($)		Option- based awards ($)		Annual incentive plans		Long-term incentive plan	Pension value (2) ($)	All other compesation(3) ($)	Total compensation ($)
John-Michel T. Huss(4) (former) President and Chief Executive Officer	2012	521,539	250,000	(5)	—		—		—	19,813	—	791,352
	2011	602,307	239,382		1,020,000	(6)	640,000		—	22,450	177,101	2,701,240
	2010	—	—		—		—		—	—	—	—

Luc Tanguay Senior Executive Vice President and Chief Financial Officer / (currently) President and Chief Executive Officer(7)	2012	378,892	—		—		—		—	22,970	—	401,862
	2011	377,446	—		—		122,200		—	22,450	—	522,096
	2010	366,404	57,914	(8)	—		182,500		—	22,000	—	628,818

Marie-Noël Colussi(9) Vice President, Finance	2012	171,308	—		—		—		—	5,139	—	176,447
	2011	170,654	—		—		36,833		—	5,120	—	212,607
	2010	165,635	12,217	(10)	—		54,450		—	5,078	—	237,380

Christian Marsolais Senior Vice President, Scientific Affairs and Alliances	2012	267,039	—		—		100,000	(11)	—	8,011	—	375,050
	2011	266,019	—		—		57,416		—	7,981	—	331,416
	2010	245,942	34,150	(12)	—		80,850		—	7,531	—	368,473

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						Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share- based awards(1) ($)		Option- based awards ($)	Annual incentive plans	Long-term incentive plan	Pension value (2) ($)	All other compesation(3) ($)	Total compensation ($)
Jocelyn Lafond Vice President, Legal Affairs, and Corporate Secretary	2012	234,792	—		—	—	—	7,044	—	241,836
	2011	233,896	—		—	50,483	—	7,017	—	291,396
	2010	210,807	16,288	(13)	—	69,300	—	6,463	—	302,858

Krishan Peri(14) Vice President, Research / (currently) Special Counsel on Research	2012	213,631	—		—	—	—	6,409	—	220,040
	2011	212,815	—		—	45,933	—	6,385	—	265,133
	2010	206,792	—		—	68,000	—	6,342	—	281,134

(1)	Share-based awards are comprised of DSUs issued under the DSU Plan.
(2)	Pension value consists of the amount of the contribution made by the Corporation to a Named Executive Officer’s registered retirement savings plan. The Corporation has a group-RRSP for all of its employees under which the Corporation matches every dollar invested by an employee in such group-RRSP. For the fiscal year ended November 30, 2012, the contribution of the Corporation was limited to three percent (3%) of the annual base salary of each employee, except with respect to Mr. Huss and Mr. Tanguay. Under the terms of their respective employment agreements, the Corporation agreed to contribute on an annual basis to each of Mr. Huss and Mr. Tanguay’s RRSP to the fullest amount permissible under Canadian laws.
(3)	Perquisites for each Named Executive Officer have not been included since they do not meet the prescribed threshold of the lesser of $50,000 and 10% of each of the respective Named Executive Officer’s salary in the last fiscal year.
(4)	Mr. Huss was appointed President and Chief Executive Officer of the Corporation on December 1, 2010. He was relieved of his duties on October 11, 2012. Pursuant to the terms of his employment agreement, Mr. Huss received $1,500,000 when he left the Corporation. The compensation shown under this table is for the period ranging from December 1, 2011 until October 11, 2012 and excludes the amount of $1,500,000 paid when Mr. Huss left the Corporation.
(5)	Represents 105,042 DSUs with the value of $2.38 per DSU. These DSUs were granted on December 9, 2011 pursuant to the terms of Mr. Huss’ employment agreement.
(6)	Represents 250,000 options granted pursuant to the terms of Mr. Huss’ employment agreement at an exercise price of $5.65 vesting as to 50,000 on the date of grant and in additional tranches of 50,000 on the first, second, third and fourth anniversary dates of the date of grant. The value of the option-based awards for the fiscal year ended November 30, 2011 was determined using the Black-Scholes-Merton model on the date of grant with the following assumptions:

(i)	Risk-free interest rate:	2.72%

(ii)	Expected volatility:	74.00%

(iii)	Average option life in years:	7.5

(iv)	Expected dividends	—

(v)	Grant date share price:	$5.65

(vi)	Option exercise price:	$5.65

(vii)	Grant date fair value:	$4.08

(7)	Mr. Tanguay was appointed President and Chief Executive Officer of the Corporation on October 11, 2012.
(8)	Represents 10,705 DSUs. Of these 10,705 DSUs, 5,083 ($27,500) were granted to pay the difference between 100% of Mr. Tanguay’s annual targeted bonus ($182,500) for the fiscal year 2010 and the aggregate bonus he was awarded (115% or $210,000) and 5,622 DSUs were granted further to the decision of the Board to increase by 33 1/3% the number of DSUs that an executive officer was entitled to receive upon his election to convert up to 50% of his annual cash bonus in DSUs. Mr. Tanguay elected to convert 50% ($91,250) of his annual cash bonus ($182,500) into DSUs and received 16,867 DSUs.

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(9)	Mrs. Colussi currently performs similar functions to those of a chief financial officer with the Corporation. She began performing these functions on October 11, 2012 upon the appointment of Mr. Tanguay as President and Chief Executive Officer of the Corporation.
(10)	Represents 2,258 DSUs. Of these 2,258 DSUs, 1,950 ($10,550) were granted to pay the difference between 100% of Mrs. Colussi’s annual targeted bonus ($54,450) for the fiscal year 2010 and the aggregate bonus she was awarded (119% or $65,000) and 308 DSUs were granted further to the decision of the Board to increase by 33 1/3% the number of DSUs that an executive officer was entitled to receive upon her election to convert up to 50% of her annual cash bonus in DSUs. Mrs. Colussi elected to convert 9.2% ($5,000) of her annual cash bonus ($54,450) into DSUs and received 924 DSUs.
(11)	This amount represents a cash retention bonus which was paid in January 2013. On May 23, 2012, the Board agreed to amend the terms and conditions of Mr. Marsolais’ employment agreement to provide for a one-time cash retention bonus of $100,000 if Mr. Marsolais were to remain with the Corporation until December 31, 2012.
(12)	Represents 6,312 DSUs. These DSUs were granted to Mr. Marsolais as payment of the difference between 100% of Mr. Marsolais’ annual targeted bonus ($80,850) for the fiscal year 2010 and the aggregate bonus he was awarded (142% or $115,000).
(13)	Represents 3,010 DSUs. Of these 3,010 DSUs, 2,347 ($12,700) were granted to pay the difference between 100% of Mr. Lafond’s annual targeted bonus ($69,300) for the fiscal year 2010 and the aggregate bonus he was awarded (118% or $82,000) and 663 DSUs were granted further to the decision of the Board to increase by 33 1/3% the number of DSUs that an executive officer was entitled to receive upon his election to convert up to 50% of his annual cash bonus in DSUs. Mr. Lafond elected to convert 16% ($10,764) of his annual cash bonus ($69,300) into DSUs and received 1,990 DSUs.
(14)	Mr. Peri ceased acting in the capacity of Vice President, Research, on October 30, 2012 and he currently acts as Special Counsel on Research with respect to the research unit of the Corporation.

4.	Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

The table below details the outstanding option-based awards and share-based awards as at November 30, 2012 for each of the Named Executive Officers.

	Option-Based Awards					Share-Based Awards(1)
Name	Number of securities underlying unexercised options (#)		Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options (2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed(3) ($)
John-Michel T. Huss (former) President and Chief Executive Officer	100,000	(4)	5.65	2020.12.01	—	—	—	38,069	(5)

Luc Tanguay Senior Executive Vice President and Chief Financial Officer / (currently) President and Chief Executive Officer	125,000	(6)	1.94	2016.02.08	—	—	—	7,030	(7)
	25,000		8.23	2017.01.12	—
	20,000		1.80	2018.12.18	—
	25,000		3.84	2019.12.08	—

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	Option-Based Awards				Share-Based Awards(1)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options (2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed(3) ($)

Marie-Noël Colussi Vice President, Finance	22,500	1.85	2015.03.16	—	—	—	811	(8)
	10,000	1.20	2015.12.20	—
	15,000	8.23	2017.01.12	—
	1,000	8.50	2018.01.30	—
	15,000	1.80	2018.12.18	—
	20,000	3.84	2019.12.08	—

Christian Marsolais Senior Vice President, Scientific Affairs and Alliances	25,000	11.48	2017.07.11	—	—	—	1,610	(9)
	25,000	10.60	2017.08.06	—
	1,000	8.50	2018.01.30	—
	65,000	1.80	2018.12.18	—
	35,000	3.84	2019.12.08	—

Jocelyn Lafond Vice President, Legal Affairs, Corporate Secretary	25,000	8.29	2017.03.29	—	—	—	1,275	(10)
	25,000	10.60	2017.08.06	—
	65,000	1.80	2018.12.18	—
	30,000	3.84	2019.12.08	—

Krishna Peri Vice President, Research/ (currently) Special Counsel on Research	20,000	3.66	2013.12.19	—	—	—	—
	18,334	1.85	2015.03.16	—
	33,334	1.20	2015.12.20	—
	15,000	8.23	2017.01.12	—
	1,000	8.50	2018.01.30	—
	15,000	1.80	2018.12.18	—
	20,000	3.84	2019.12.08	—

(1)	Share-based awards are comprised of DSUs issued under the DSU Plan.
(2)	The value of unexercised in-the-money options at financial year-end is the difference between the closing price of the Common Shares on the TSX on November 30, 2012 ($0.255) and the respective exercise prices of the options. The value shown in this table does not represent the actual value that a Named Executive Officer would have received if the options had been exercised as at November 30, 2012 since some of these options were not fully vested as of that date and, therefore, were not exercisable.
(3)	The market or payout value of share-based awards that have vested as at November 30, 2012 is determined by multiplying the closing price of the Common Shares as at such date ($0.255) on the TSX by the number of share-based awards held as at such date.
(4)	Mr. Huss held 250,000 options at the beginning of the fiscal year 2012, 100,000 of which were vested when he left the Corporation in October 2012. Pursuant to the terms of the Option Plan, all unvested options were cancelled when he left the Corporation and Mr. Huss could exercise his vested options until April 8, 2013. These options were not exercised and have been cancelled.
(5)	Represents 44,248 DSUs granted on December 15, 2010 and 105,042 DSUs granted on December 9, 2012. These DSUs may only be redeemed from the business day preceding the third anniversary date of their dates of grant but no later than the last day of the third calendar year following the calendar year during which the DSUs were granted.
(6)	Under the terms of Mr. Tanguay’s employment agreement, in the event his employment agreement is terminated, he will be entitled to exercise these options on the earlier of (i) twenty-four (24) months from the termination of his employment agreement and (ii) the expiry date of these options.
(7)	Represents 27,572 DSUs granted on December 15, 2010.
(8)	Represents 3,182 DSUs granted on December 15, 2010.
(9)	Represents 6,312 DSUs granted on December 15, 2010.
(10)	Represents 5,000 DSUs granted on December 15, 2010.

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Incentive Plan Awards – Value vested or earned during the year

The table below shows the value vested or earned during the fiscal year ended November 30, 2012 under each incentive plan for each of the Named Executive Officers.

Name	Option-based awards- Value vested during the year (1) ($)		Share-based awards- Value vested during the year(2) ($)		Non-equity incentive plan compensation- Value earned during the year ($)
John-Michel T Huss (former) President and Chief Executive Officer	—		250,000	(2)	—

Luc Tanguay Senior Executive Vice President and Chief Financial Officer/(currently) President and Chief Executive Officer	400	(3)	—		—

Marie-Noël Colussi Vice President Finance	300	(4)	—		—

Christian Marsolais Senior Vice President, Scientific Affairs and Alliances	1,300	(5)	—		—

Jocelyn Lafond Vice President, Legal Affairs and Corporate Secretary	1,300	(6)	—		—

Krishna Peri Vice President, Research/(currently) Special Counsel on Research	300	(7)	—		—

(1)	The value is determined by assuming that the options vested during the financial year would have been exercised on the vesting date. The value corresponds to the difference between the closing price of the Common Shares on the TSX on the vesting date and the exercise price of the options on that date.
(2)	105,042 DSUs were granted on December 9, 2011 and vested on that date. The value corresponds to the number of DSUs vested during the last fiscal year (105,042) multiplied by the closing price of the Common Shares on the TSX on the date ($2.38) prior to the date of grant. The value will fluctuate over time since it will become known once Mr. Huss redeems these DSUs. These DSUs may only be redeemed from the business day preceding the third anniversary date of their dates of grant but no later than the last day of the third calendar year following the calendar year during which the DSUs were granted.
(3)	15,001 options vested in the last fiscal year, 6,668 of which had an exercise price lower than the closing price of the Common Shares on the TSX on their vesting date. These 6,668 options had an exercise price of $1.80 and vested on December 18, 2011. On December 18, 2011, the TSX was closed for business. The closing price of the Common Shares on the TSX used to calculate the value vested of these options is the closing price on December 19, 2011 ($1.86).
(4)	11,667 options vested in the last fiscal year, 5,000 of which had an exercise price lower than the closing price of the Common Shares on the TSX on their vesting date. These 5,000 options had an exercise price of $1.80 and vested on December 18, 2011. On December 18, 2011, the TSX was closed for business. The closing price of the Common Shares on the TSX used to calculate the value vested of these options is the closing price on December 19, 2011 ($1.86).

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(5)	33,335 options vested in the last fiscal year, 21,668 of which had an exercise price lower than the closing price of the Common Shares on the TSX on their vesting date. These 21,668 options had an exercise price of $1.80 and vested on December 18, 2011. On December 18, 2011, the TSX was closed for business. The closing price of the Common Shares on the TSX used to calculate the value vested of these options is the closing price on December 19, 2011 ($1.86).
(6)	31,668 options vested in the last fiscal year, 21,668 of which had an exercise price lower than the closing price of the Common Shares on the TSX on their vesting date. These 21,668 options had an exercise price of $1.80 and vested on December 18, 2011. On December 18, 2011, the TSX was closed for business. The closing price of the Common Shares on the TSX used to calculate the value vested of these options is the closing price on December 19, 2011 ($1.86).
(7)	11,667 options vested in the last fiscal year, 5,000 of which had an exercise price lower than the closing price of the Common Shares on the TSX on their vesting date. These 5,000 options had an exercise price of $1.80 and vested on December 18, 2011. On December 18, 2011, the TSX was closed for business. The closing price of the Common Shares on the TSX used to calculate the value vested of these options is the closing price on December 19, 2011 ($1.86).

5.	Termination and Change of Control Provisions

Below is a summary of the employment agreements of each of the Named Executive Officers together with a table detailing the value of the severance payment that would be payable by the Corporation to each Named Executive Officer pursuant to his/her employment agreement if one of the events described in the table had occurred on November 30, 2012.

John-Michel T. Huss

(Former) President and Chief Executive Officer

On August 31, 2010, the Corporation entered into an employment agreement for an indeterminate term with Mr. John-Michel T. Huss. His agreement was subsequently amended on February 14, 2011 and March 2, 2012 with an effective date of December 15, 2010 to define the terms pursuant to which DSUs granted to Mr. Huss would be redeemed. An additional amendment was made to his employment agreement on July 12, 2012 to revise the terms of his severance conditions in the event of a change of control of the Corporation. Mr. Huss was relieved of his duties on October 11, 2012 and received $1,500,000 as a result thereof. This cash payment was made pursuant to the terms and conditions of his employment agreement executed in August 2010.

Luc Tanguay

(Former) Senior Executive Vice President and Chief Financial Officer / (Currently) President and Chief Executive Officer

The Corporation entered into an employment agreement for an indeterminate term with Mr. Luc Tanguay on October 30, 2001. His agreement was subsequently amended on May 9, 2002, June 7, 2004, February 8, 2006 and July 12, 2012. In addition to his base salary, Mr. Tanguay is entitled to participate in the Corporation’s benefits programs and is eligible to receive an annual bonus based on the attainment of annual objectives set by the Board of Directors. His annual bonus may reach up to 50% of his annual base salary. Mr. Tanguay is also entitled to receive options under the Option Plan and DSUs under the DSU Plan. Under the terms of his employment agreement, Mr. Tanguay agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Corporation. If the Corporation terminates the employment of Mr. Tanguay without just and sufficient cause, he will receive an amount equal to twenty-four (24) months of his compensation (including bonus – based on the last bonus paid – and the value of the Corporation’s benefits to which he was then entitled). Furthermore, in the event of a “Change of Control” resulting in the termination of Mr. Tanguay’s employment without just and sufficient cause within twenty-four (24) months of such “Change of Control”, his employment

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agreement provides for an indemnity equal to twenty-four (24) months of his annual base salary, 200% of his targeted annual bonus and the value of the Corporation’s benefits to which he was then entitled in the last twenty-four (24) months. However, if Mr. Tanguay resigns on his own free will within twelve (12) months after the occurrence of a “Change of Control”, he will be entitled to receive twelve (12) months of his annual base salary, 100% of his targeted annual bonus and the value of the Corporation’s benefits to which he was then entitled in the last twelve (12) months. In Mr. Tanguay’s agreement, a “Change of Control” is defined as the acquisition by a third party, acting alone or in concert with one or more persons, by way of take-over bid, merger, amalgamation, arrangement or other similar transactions, of at least 40% of the outstanding voting securities of the Corporation. In Mr. Tanguay’s agreement, the sale of all or substantially all of the assets of the Corporation is also deemed a “Change of Control”.

Events	Severance ($)		Value of Stock Options (1) ($)	Value of share-based awards (2) ($)
Retirement (3)	—		—	7,030

Termination of Employment without Just Cause (3)	1,048,124	(5)	—	7,030

Termination of Employment in the event of a Change of Control(4)	1,182,616	(5)	—	7,030

Voluntary Resignation in the event of a Change of Control(4)	591,308	(5)	—	7,030

Voluntary Resignation (3)	—		—	7,030

(1)	The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on the TSX on November 30, 2012 ($0.255) and the respective exercise price of each vested option as at November 30, 2012.
(2)	The value of the share-based awards assumes that upon the occurrence of an event, all DSUs are redeemed. The value of share-based awards is determined by multiplying the number of DSUs held as at November 30, 2012 by the closing price of the Common Shares on the TSX on November 30, 2012 ($0.255).
(3)	Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a 180-day period after the termination date. Under the terms of Mr. Tanguay’s employment agreement, the termination of his employment with the Corporation entitles him to exercise the balance (125,000) of the 350,000 options he was granted on February 8, 2006 at an exercise price of $1.94 on the earlier of (i) twenty-four (24) months from his termination date and (ii) the expiry date of these options.
(4)	In computing the value of the options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of the Option Plan and that all vested options having an exercise price lower than the closing price of the Common Shares on November 30, 2012 on the TSX ($0.255) would be exercised.
(5)	As at November 30, 2012, the last bonus paid to Mr. Tanguay was the bonus he received for the fiscal year 2011 which amounted to $122,200.

Marie-Noël Colussi

Vice President, Finance

Mrs. Colussi has been with the Corporation since March 1997. On April 2, 2007, the Corporation entered into a written employment agreement with Mrs. Colussi for an indeterminate term and an amendment was subsequently entered into on July 6, 2012. In addition to her base salary, Mrs. Colussi is also entitled to participate in the Corporation’s benefit programs and is eligible to receive an annual bonus based on the attainment of objectives set annually by the President and Chief Executive Officer. Mrs. Colussi is also entitled to receive options under the Option Plan and DSUs under the DSU Plan. Under the terms of her employment agreement, Mrs. Colussi agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Corporation. If the Corporation terminates the employment of Mrs. Colussi without just and sufficient cause, she will receive an amount equal to the higher of (i) twelve (12) months of her annual base

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salary (excluding bonus and the value of other benefits to which she is entitled) and (ii) one month of her annual base salary per year of services with the Corporation but up to a maximum of eighteen (18) months. In the event of a “Change of Control” resulting in the termination of Mrs. Colussi’s employment without just and sufficient cause within twelve (12) months of such “Change of Control”, her employment agreement provides for an indemnity equal to the higher of (i) twelve (12) months of her annual base salary and 100% of her targeted annual bonus; and (ii) one month of her annual base salary per year of services with the Corporation, but up to a maximum of eighteen (18) months (excluding bonus and the value of other benefits to which she is entitled). In Mrs. Colussi’s agreement, a “Change of Control” is defined as the acquisition by a third party, acting alone or in concert with one or more persons, by way of a take-over bid, merger, amalgamation, arrangement or other similar transactions, of at least 40% of the outstanding voting securities of the Corporation. In Mrs. Colussi’s agreement, the sale of all or substantially all of the assets of the Corporation is also deemed a “Change of Control”.

Events	Severance ($)	Value of Stock Options (1) ($)	Value of share based awards (2) ($)
Retirement (3)	—	—	811

Termination of Employment without Just Cause (3)	214,135	—	811

Termination of Employment in the event of a Change of Control(4)	227,840	—	811

Voluntary Resignation in the event of a Change of Control(4)	—	—	811

Voluntary Resignation(3)	—	—	811

(1)	The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on November 30, 2012 on the TSX ($0.255) and the respective exercise price of each vested option as at November 30, 2012.
(2)	The value of the share-based awards assumes that upon the occurrence of an event, all DSUs are redeemed. The value of share-based awards is determined by multiplying the number of DSUs held as at November 30, 2012 by the closing price of the Common Shares on the TSX on November 30, 2012 ($0.255).
(3)	Under the Option Plan, the termination of a person’s employment with the Corporation entitles her to exercise her vested options over a 180-day period after the termination date.
(4)	In computing the value of the options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of the Option Plan and that all vested options having an exercise price lower than the closing price of the Common Shares on November 30, 2012 on the TSX ($0.255) would be exercised.

Christian Marsolais

Senior Vice President, Scientific Affairs and Alliances

The Corporation entered into an employment agreement for an indeterminate term with Mr. Christian Marsolais on April 13, 2007. His agreement was subsequently amended on May 23, 2012 and July 17, 2012. An amended and restated employment agreement was entered into on December 21, 2012 between Mr. Marsolais and the Corporation. The amended and restated employment agreement was entered into to reflect Mr. Marsolais’ new position as Senior Vice President, Scientific Affairs and Alliances, to provide cash incentive payments upon the occurrence of certain defined future events related to the filing and approval of EGRIFTATM in certain Latin American countries and in Europe, to increase its targeted bonus rate from 33 1/3% to 40%, to revise and add new restrictive covenants in favour of the Corporation and to amend his severance payment conditions in the event the Corporation terminates his employment without just and sufficient cause.

The following description of the terms and conditions of Mr. Marsolais’ employment agreement is based on the amended and restated employment agreement entered into after the last fiscal year of the

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Corporation. The compensation of the value that Mr. Marsolais would have been entitled to receive as at November 30, 2012 is also based on the terms of the amended and restated employment agreement. In addition to his base salary, Mr. Marsolais is entitled to participate in the Corporation’s benefits program and is eligible to receive an annual bonus based on attainment of objectives set annually by the President and Chief Executive Officer. Mr. Marsolais is also entitled to receive options under the Option Plan and DSUs under the DSU Plan. Under the terms of his agreement, Mr. Marsolais agreed to non-competition, non-solicitation, non-disclosure, standstill and assignment of intellectual property provisions in favour of the Corporation. If the Corporation terminates Mr. Marsolais’ employment without just and sufficient cause, he will receive an amount equal to eighteen (18) months of his annual base salary (excluding bonus and the value of other benefits to which he is entitled). In the event of a “Change of Control” resulting in the termination of Mr. Marsolais’ employment without just and sufficient cause within twelve (12) months of such “Change of Control”, his employment agreement provides for an indemnity equal to the higher of (i) the value of the time-period related to the reasonable notice to be provided to Mr. Marsolais under applicable common law and (ii) eighteen (18) months of his annual base salary and 100% of his targeted annual bonus. In Mr. Marsolais’ agreement, a “Change of Control is defined as the acquisition by a third party, acting alone or in concert with one or more persons, by way of take-over bid, merger, amalgamation, arrangement or other similar transactions, of at least 40% of the outstanding voting securities of the Corporation. In Mr. Marsolais’ agreement, the sale of all or substantially all of the assets of the Corporation is also deemed a “Change of Control”.

Events	Severance ($)		Value of Stock Options (1) ($)	Value of share-based awards (2) ($)
Retirement (3)	—		—	1,610

Termination of Employment without Just Cause (3)	400,559		—	1,610

Termination of Employment in the event of a Change of Control(4)	506,559	(5)	—	1,610

Voluntary Resignation in the event of a Change of Control(4)	—		—	1,610

Voluntary Resignation (3)	—		—	1,610

(1)	The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on November 30, 2012 on the TSX ($0.255) and the respective exercise price of each vested option as at November 30, 2012.
(2)	The value of the share-based awards assumes that upon the occurrence of an event, all DSUs are redeemed. The value of share-based awards is determined by multiplying the number of DSUs held as at November 30, 2012 by the closing price of the Common Shares on the TSX on November 30, 2012 ($0.255).
(3)	Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a 180-day period after the termination date.
(4)	In computing the value of the options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of its Option Plan and that all vested options having an exercise price lower than the closing price of the Common Shares on November 30, 2012 on the TSX ($0.255) would be exercised.
(5)	Assumes that Mr. Marsolais receives eighteen (18) months of his annual base salary and 100% of his targeted bonus over his twelve (12) month annual base salary.

Jocelyn Lafond

Vice President, Legal Affairs, and Corporate Secretary

The Corporation entered into an employment agreement for an indeterminate term with Mr. Jocelyn Lafond on March 27, 2007 and an amendment was subsequently entered into on July 5, 2012. In addition to his base salary, Mr. Lafond is entitled to participate in the Corporation’s benefit programs and is eligible to receive an annual bonus based on attainment of objectives set annually by

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the President and Chief Executive Officer. Mr. Lafond is entitled to receive options under the Option Plan and DSUs under the DSU Plan. Under the terms of his agreement, Mr. Lafond agreed to non-disclosure and assignment of intellectual property provisions in favour of the Corporation. If the Corporation terminates Mr. Lafond’s employment without just and sufficient cause, he will receive an amount equal to twelve (12) months of his annual base salary (excluding bonus and the value of other benefits to which he is entitled). Furthermore, in the event of a “Change of Control” resulting in the termination of Mr. Lafond’s employment without just and sufficient cause within twenty-four (24) months of such “Change of Control”, or if he resigns of his own free will during such period, his employment agreement provides for an indemnity equal to the higher of (i) the value of the time-period related to the reasonable notice to be provided to Mr. Lafond under applicable common law and (ii) twelve (12) months of his annual base salary and 100% of his targeted annual bonus. In Mr. Lafond’s agreement, a “Change of Control” is defined as the acquisition by a third party, acting alone or in concert with one or more persons, by way of take-over bid, merger, amalgamation, arrangement or other similar transactions, of at least 40% of the outstanding voting securities of the Corporation. In Mr. Lafond’ agreement, the sale of all or substantially all of the assets of the Corporation is also deemed a “Change of Control”.

Events	Severance ($)	Value of Stock Options (1) ($)	Value of share-based awards (2) ($)
Retirement (3)	—	—	1,275

Termination of Employment without Just Cause (3)	234,792	—	1,275

Termination of Employment in the event of a Change of Control(4)	313,056	—	1,275

Voluntary Resignation in the event of a Change of Control(4)	313,056	—	1,275

Voluntary Resignation (3)	—	—	1,275

(1)	The value assumes that upon the occurrence of an event, all vested options would be exercised. The value is the difference between the closing price of the Common Shares on November 30, 2012 on the TSX ($0.255) and the respective exercise price of each vested option as at November 30, 2012.
(2)	The value of the share-based awards assumes that upon the occurrence of an event, all DSUs are redeemed. The value of share-based awards is determined by multiplying the number of DSUs held as at November 30, 2012 by the closing price of the Common Shares on the TSX on November 30, 2012 ($0.255).
(3)	Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a 180-day period after the termination date.
(4)	In computing the value of the stock options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of its Option Plan and that all vested options having an exercise price lower than the closing price of the Common Shares on November 30, 2012 on the TSX ($0.255) would be exercised.
(5)	Assumes that Mr. Lafond receives twelve (12) months of his annual base salary and 100% of his targeted bonus over his twelve (12) month annual base salary.

Krishna Peri

Vice President, Research / (Currently) Special Counsel on Research

The Corporation entered into an employment agreement for an indeterminate term with Mr. Peri on October 3, 2000 and an amendment was subsequently entered into on July 3, 2012. In addition to his base salary, Mr. Peri is also entitled to participate in the Corporation’s benefit programs and is eligible to receive an annual bonus based on the attainment of objectives set annually by the President and Chief Executive Officer. Mr. Peri is also entitled to receive options under the Option Plan and DSUs under the DSU Plan. Under the terms of his employment agreement, Mr. Peri agreed to non-competition, non-disclosure and assignment of intellectual property provisions in favour of the Corporation. If the Corporation terminates the employment of Mr. Peri without just and sufficient cause, he will receive an amount equal to the value of the time-period related to the reasonable notice

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to be provided to him under applicable common law. In the event of a “Change of Control” resulting in the termination of Mr. Peri’s employment without just and sufficient cause within twelve (12) month of such “Change of Control”, his employment agreement provides for an indemnity equal to the higher of (i) the value of the time-period related to the reasonable notice to be provided to him under applicable common law and (ii) twelve (12) months of his annual base salary and 100% of his targeted annual bonus. In Mr. Peri’s agreement, a “Change of Control” is defined as the acquisition by a third party, acting alone or in concert with one or more persons, by way of take-over bid, merger, amalgamation, arrangement or other similar transactions, of at least 40% of the outstanding voting securities of the Corporation. In Mr. Peri’s agreement, the sale of all or substantially all of the assets of the Corporation is also deemed a “Change of Control”.

Events	Severance ($)		Value of Stock Options (1) ($)	Value of share-based awards (2) ($)
Retirement (3)	—		—	—

Termination of Employment without Just Cause (3)	213,631	(5)	—	—

Termination of Employment in the event of a Change of Control(4)	284,841	(6)	—	—

Voluntary Resignation in the event of a Change of Control(4)	—		—	—

Voluntary Resignation (3)	—		—	—

(1)	The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on November 30, 2012 on the TSX ($0.255) and the respective exercise price of each vested option as at November 30, 2012.
(2)	The value of the share-based awards assumes that upon the occurrence of an event, all DSUs are redeemed.
(3)	Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a 180-day period after the termination date.
(4)	In computing the value of the options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of the Option Plan and that all vested options having an exercise price lower than the closing price of the Common Shares on November 30, 2012 on the TSX ($0.255) would be exercised.
(5)	Assumes that the value of the reasonable notice prescribed under laws would be the equivalent of receiving 12 months of his annual base salary.
(6)	Assumes that Mr. Peri receives twelve (12) months of his annual base salary and 100% of his targeted annual bonus over his twelve (12) month annual base salary.

6.	Performance Graph

The following graph compares a cumulative annual total shareholder return on a $100 investment in the Common Shares of the Corporation with a cumulative total shareholder return on the composite index S&P/TSX assuming that all dividends are reinvested (“S&P”), the NASDAQ Biotechnology Index (“NBI”) and the AMEX Biotechnology Index (“BTK”).

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	2008	2009	2010	2011	2012

Theratechnologies	100,00	204,35	350,93	142,86	15,84

S&P / TSX Composite Index	100,00	123,48	139,72	131,64	132,02

Amex Biotechnology Index (BTK)	100,00	149,02	191,65	180,67	258,22

NASDAQ Biotechnology (NBI)	100,00	119,88	134,66	157,76	214,59

The trend shown in the above performance graph indicates that, as at November 30 of each of the 2011 and 2012 years, the annual total shareholder return on a $100 investment in the Common Shares of the Corporation was below the S&P, the NBI and the BTK.

The value of the total compensation received by the named executive officers (as they were for each of the fiscal years 2008, 2009, 2010 and 2011) increased by 57% in 2009 compared to 2009. The increase is mostly explained by the value of stock options granted as compensation for the filing of a new drug application with the Food and Drug Administration of the United States (the “FDA”). In 2010, in spite of the adoption of the DSU Plan and the grants of DSUs thereunder, and in spite of the approval of EGRIFTATM by the FDA, the value of the total compensation was below the value of the 2008 total compensation and declined by 37% compared to 2009. For the fiscal year 2011, the value of the total compensation received by the named executive officers increased by 74% over the 2010 total compensation. The increase resulted exclusively from the compensation paid to the former President and Chief executive Officer of the Corporation. The value of the total compensation received by the four (4) other named executive officers decreased by 13% from 2010 to 2011. For the fiscal year 2012, the total compensation received by the Named Executive Officers decreased by 56% compared to the fiscal year 2011. The computation of this amount includes the total compensation paid to the former President and Chief Executive Officer, but excludes the payment of its severance payment of $1,500,000, and excludes Mr. Marsolais’ total compensation. Mr. Marsolais’ total compensation increased by 13% in the fiscal year 2012 as a result of a retention bonus of $100,000 payable on December 31, 2012.

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7.	Other Information

Description of the Share Purchase Plan

On February 16, 1999, the Board adopted a common share purchase plan (the “Share Purchase Plan”). The Share Purchase Plan was thereafter amended from time to time and, more recently, by the Board on February 24, 2009. The last amendments to the Share Purchase Plan were approved by the shareholders on March 26, 2009.

As at the date of this Circular, no Common Share may be offered pursuant to the Share Purchase Plan because the offering period expired on March 31, 2012.

The Share Purchase Plan entitled full-time and part-time employees of the Corporation who, on a Participation Date (as defined below), were residents of Canada, were not under a probationary period and did not hold, directly or indirectly, five percent (5%) or more of the Corporation’s outstanding Common Shares, to directly subscribe for Common Shares of the Corporation. The Share Purchase Plan provided that a maximum of 550,000 Common Shares (0.90% of the issued and outstanding Common Shares as at November 30, 2011) could be offered to employees. During the fiscal year ended November 30, 2011, the Corporation issued 7,837 Common Shares under the Share Purchase Plan (0.013% of the issued and outstanding Common Shares as at November 30, 2011).

On May 1st and November 1st of each year (the “Participation Dates”), an employee could subscribe for a number of Common Shares under the Share Purchase Plan for an amount that did not exceed during such year 10% of his annual gross salary during said year. Under the Share Purchase Plan, the Board had the authority to suspend, differ or determine that no subscription of Common Shares would be allowed on a Participation Date if it was in the best interest of the Corporation.

The Share Purchase Plan provided that the number of Common Shares that could be issued to insiders, at any time, under all security based compensation arrangements of the Corporation, could not exceed 10% of the outstanding Common Shares, and the number of Common Shares issued to insiders, within any one-year period, under all security based compensation arrangements, could not exceed 10% of the outstanding Common Shares.

The subscription price for each new Common Share subscribed pursuant to the Share Purchase Plan was equal to the weighted average closing price of the Common Shares on the Toronto Stock Exchange during a period of five (5) days prior to a Participation Date. Employees could not assign or otherwise alienate their rights in the Share Purchase Plan.

At the election of an employee, the subscription price for Common Shares could be paid in cash or through an interest-free loan provided by the Corporation. In the last fiscal year, senior executives were not allowed to subscribe for Common Shares under the Share Purchase Plan by availing themselves of the loan program. The loans provided by the Corporation under the Share Purchase Plan were repayable by equal withholdings from a participant’s salary for a period not exceeding two (2) years. All loans could be prepaid at all times. The loans granted to any employee at any time could not exceed 10% of his then current annual gross salary. All Common Shares subscribed for through an interest-free loan were hypothecated to secure the full and final repayment of the loan and were held by the trustee, Computershare, until such full repayment. Loans were immediately due and repayable upon the occurrence of one of the following events: (i) the termination of the employment

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of an employee; (ii) the sale or seizure of the Common Shares being subject to a hypothec; (iii) the bankruptcy or insolvency of an employee; or (iv) the suspension of the payment of an employee’s salary or the revocation of his right to salary withholdings.

Shareholder approval was not required for all amendments to the Share Purchase Plan. For example, the Board of Directors could, without shareholder approval, make certain amendments of the following nature to the Share Purchase Plan such as: (i) formal minor or technical amendments to any provision of the Share Purchase Plan; (ii) corrections to any provision of the Share Purchase Plan containing an ambiguity, defect, error or omission; or (iii) changes that do not require shareholder approval as hereafter described. However, the following amendments required the approval by a majority of the shareholders present at a duly called shareholders’ meeting:

(a)	any extension of the term of the Share Purchase Plan;

(b)	any increase in the number of Common Shares reserved for issuance under the Share Purchase Plan;

(c)	any increase in the number of Common Shares that may be purchased annually by an employee;

(d)	any change in the formula to determine the subscription price of Common Shares; and

(e)	any increase in the amount an employee is authorized to borrow from the Corporation to purchase Common Shares under the Share Purchase Plan.

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ITEM IV.	CORPORATE GOVERNANCE DISCLOSURE

The Board considers good corporate governance to be important to the effective operations of the Corporation and to ensure that the Corporation is managed so as to optimize shareholder value. The Nominating and Corporate Governance Committee is responsible for examining the Corporation’s needs in this regard and addressing all issues that may arise from its practices. This Committee ensures that the Corporation’s corporate governance practices comply with Regulation 58-101 respecting Disclosure of Corporate Governance Practices (Québec) and oversees their disclosure according to the guidelines described in Policy Statement 58-201 to Corporate Governance Guidelines (Québec) (hereinafter collectively referred to as the “Regulation”).

The table below details the corporate governance requirements under the Regulation and the position of the Corporation vis-à-vis each of them.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			COMMENTS
1.	(a)	Disclose the identity of directors who are independent.

“Independence” is defined in Section 1.4 of Regulation 52-110 respecting Audit Committees. After review of the definition of “independence”, the Nominating and Corporate Governance Committee determined that the following directors are “independent” within the meaning of the Regulation:

			•	Gilles Cloutier;
			•	Gérald A. Lacoste;
			•	Paul Pommier;
			•	Dawn Svoronos; and
			•	Jean-Denis Talon.
In addition, the Nominating and Corporate Governance Committee determined that the following nominees proposed for election at the Meeting are “independent” within the meaning of the Regulation:
			•	Gilles Cloutier;
			•	Gérald A. Lacoste;
			•	Paul Pommier;
			•	Dawn Svoronos; and
			•	Jean-Denis Talon.
	(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

In reviewing the definition of “independence” under Section 1.4 of Regulation 52-110 respecting Audit Committees the Nominating and Corporate Governance Committee determined that the following nominee proposed for election at the Meeting was not “independent”:

			•	Luc Tanguay.
The determination was based on his position with the Corporation.
(c)

Disclose whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the board of directors (the “Board”) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

Five (5) of the six (6) directors are independent from the Corporation. Five (5) of the six (6) nominees proposed for election to the Board are independent from the Corporation.
	(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	N.A.

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(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held during the last fiscal year ended November 30, 2012. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

As a matter of routine, the chair of the Board assess with the other independent directors after each meeting of the Board whether a meeting without the non-independent director is required.

There were 10 meetings of the independent directors in the financial year ended November 30, 2012.

The committees of the Board are composed of independent directors and, whenever non-independent directors attend the committee meetings, the chair of the committee assess with the independent directors after each meeting of the committee whether a meeting without the non-independent director is required.

(f)

Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director this independent, describe what the Board does too provide leadership for its independent directors.

The chair of the Board, Paul Pommier, is independent. The chair of the Board’s role and responsibilities consist in:
			•	Representing the Corporation vis-à-vis shareholders and members of the public;
			•	Preparing the agendas for all Board meetings;
			•	Presiding over each Board meeting and shareholders meeting;
			•	Coordinating with the chairs of the Board committees on topics to be discussed at committee meetings;
			•	Following-up with the president and chief executive officer of the Corporation on material matters occurring in the normal course of business of the Corporation;
			•	Assessing the circumstances requiring the holding of special meetings of the Board; and
			•	Following-up with committee chairs on topics discussed at Board meetings.
	(g)	Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	See the information in the tables provided for each nominee under “Election of directors – Nominees”.
2.		Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	See Appendix “C” attached to this Circular.
3.	(a)

Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

Although the Board has not developed written position descriptions for the chair of the Board and the chair of each Board committee, the persons acting as chair of the Board and chairs of Board committees have the experience and necessary expertise to assess the role they must play in the context of a public company. See Section 1 (f) above for a description of the role and responsibilities of the chair of the Board.

The chair of each Board committee’ s role and responsibilities consist in:

			•	Preparing the agendas for each Committee meeting;
			•	Presiding over each committee meeting; and
			•	Reporting to the Chair of the Board.
(b)

Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board and the CEO have not developed a written position description for the CEO. However, further to the departure of the former President and Chief Executive Officer in October 2012, the Board set the following expectations with respect to the role and responsibilities of the individual currently holding this position:

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			•	Representing the Corporation vis-à-vis shareholders and members of the public;
			•	Supervising work over the potential re-filing of a marketing authorization application of EGRIFTATM in Europe or in certain European countries;
			•	Supervising work related to alliance management;
			•	Overseeing the control of expenses;
			•	Having leadership skills;
			•	Understanding of finance;
			•	Reporting to the Board; and
			•	Maintaining good relationships with shareholders, employees and members of the public.

All activities conducted by the Corporation that are not conducted in the “normal course of business” of the Corporation are discussed at the Board level. The chair has frequent communication with the President and Chief Executive Officer and is aware of situations that do not qualify as “normal course of business”.

4.	(a)	Briefly describe what measures the Board takes to orient new members regarding: (i) the role of the Board, its committees and its Directors, and (ii) the nature and operation of issuer’s business.	The Board has a “Director Orientation and Continuing Education Policy” in place for new directors. For a description of this policy, see Appendix “D” to this Circular.
(b)

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Board oversees continuing education that is provided to the directors. Continuing education is provided in the following form:
			•	Articles and books are sent to directors on topics relating to the Corporation’s business, its competitors, corporate governance and regulatory matters;
			•	At Board meetings, members of management are invited to present on business activities;
			•	Consultants offer seminars on various topics relating to the business of the Corporation;
			•	Directors attending conferences or seminar addressing relevant topics to the Corporation.
5.	(a)

Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:

(i)      disclose how a person may obtain the code;

(ii)     describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

The Board has adopted a Code of ethics (the “Code”) on February 18, 2011.

The Code is available on the website of the Corporation at www.theratech.com under the section “Investor Centre - Corporate Governance – Code of ethics”.

The Board monitors compliance with the Code by requiring that all employees and executive officers certify on a yearly basis that they have read, understood and agreed to be bound by the Code. The Board also relies on management to report any conduct that is contrary to the Code to the chair of the Board or the chair of the Nominating and Corporate Governance Committee.

(iii)   provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year ended that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Corporation has not filed any material change report pertaining to any conduct of a director or executive officer that departs from the Code in the last fiscal year.

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(b)

Describe any steps the Board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Board does not take any particular steps to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest. The Board relies on the loyalty, integrity and honesty of its directors to declare any interest a director has or may have in a transaction or an agreement. Corporate laws, the general by-laws of the Corporation and the Code require that a director disclose any interest it may have or has in any transaction or agreement. In the event a director has any such interest, the director will be asked to leave the Board or committee meeting during which discussions regarding the transaction or agreement will take place. The director will not be entitled to vote on any resolution regarding such transaction or agreement.

	(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

Other than having adopted the Code, the Board does not take any other particular step to encourage and promote a culture of ethical business conduct. It relies on the honesty and loyalty of each individual and the consequences an individual would suffer if his/her ethical business conduct was inadequate.

6.	(a) (b)

Describe the process by which the Board identifies new candidates for Board nomination.

Disclose whether or not the Board has a nominating committee composed entirely of independent Directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The Nominating and Corporate Governance Committee of the Board is responsible to identify new candidates for Board nomination. The Nominating and Corporate Governance Committee is currently comprised of three (3) independent directors, namely:

			•	Gilles Cloutier;
			•	Gérald A. Lacoste (chair); and
			•	Paul Pommier

The identification of new candidates is undertaken after the Board has assessed the needs of the Corporation and the expertise at the Board level to meet those needs. The identification of new candidates may be done in different ways:

			•	Knowledge by a Board member of one or more persons having the skills, experience, time and commitment required to act as directors of the Corporation; or
			•	Retaining the services of a third-party specialized in the recruitment of directors.

Prior to retaining any individual to act as director of the Corporation, this individual will be met by the chair of the Board and other Board members. In addition, the individual’s history will be reviewed.

	(c)	If the Board has a nominating committee, describe the responsibilities, powers and operations of the nominating committee.	The responsibilities, powers and operation of the Nominating and Corporate Governance Committee are described in Appendix “E” to this Circular.
7.	(a)	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The Board has delegated to the Compensation Committee the evaluation and assessment of the compensation of the Corporation’s directors and executive officers.

The Compensation Committee meets at least once a year at the end of the fiscal year of the Corporation. During this meeting, the Compensation Committee will review, among other things, the compensation of the Corporation’s executive officers for the ensuing fiscal year and assess the performance of each executive officer against the Corporation’s annual objective, the executive officer’s objectives and the performance of the shares to determine whether an executive officer is entitled to a bonus for his past services or any other forms of compensation. The Compensation Committee has the power to retain the services of third parties to help in the determination of the annual compensation of an executive officer. Where the Compensation Committee does not retain the services of a third party, the

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Compensation Committee may review publicly-available information regarding the compensation of executive officers holding a position similar to the position under review or purchase such information from third parties. The Compensation Committee will also take into consideration publicly-available information relating to the average percentage increase in compensation for executive officers in a particular year.

The Compensation Committee reviews, from time to time, the compensation of the directors and members of the Board committees. The Compensation Committee has the power to retain the services of third parties to assist its members determining the compensation of directors and committee members. However, the Compensation Committee has mostly relied in the past on his review of publicly-available information.

The Compensation Committee makes recommendations to the Board on the compensation to be paid to executive officers and directors and the Board has complete discretion to accept, reject or amend any recommendation of the Compensation Committee.

(b)

Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Compensation Committee is currently comprised of three (3) independent directors, namely: • Gilles Cloutier; • Paul Pommier; and • Jean-Denis Talon (chair).
	(c)	If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The responsibilities, powers and operation of the Compensation Committee are described in Appendix “B” to this Circular.
8.		If the Board has standing committees other than the audit, compensation, nominating committees, identify the committees and describe their function.

During the calendar year 2012, the Board had two (2) additional committees: the Financing Committee and the Strategic Committee. The Financing Committee was abolished in February 2012 and the Strategic Committee was abolished in December 2012.

9.

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committee, and its individual directors are performing effectively.

The Nominating and Corporate Governance Committee is responsible to ensure that a process is in place for the review of the performance of individual directors, the Board as a whole, the Board committees, as well as the Board and Committee Chairs.

The Nominating and Corporate Governance Committee reviews and approves a performance evaluation questionnaire that is forwarded to members of the Board. This questionnaire covers a wide range of issues and allows for comments and suggestions. The questionnaire covers Board and individual director performance as well as that of Board committees, and the Board and committee chairs.

The responses to the questionnaire are sent on a no-name basis to the Corporate Secretary for review and compilation. The Corporate Secretary communicates with the chair of the Nominating and Corporate Governance Committee to review the responses and the chair of the Nominating and Corporate Governance Committee communicates with the chair of the Board to provide him with the results. The chair of the Board then communicates with each director to discuss the Board and Board Committee evaluations as well as individual director performance, including that of the Board and committee chairs.

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The chair of the Board then reports the results to the Board.

An assessment of the Board and its committees began in December 2012 after the corporate restructurings that occurred in the last fiscal year and continued thereafter. No questionnaires were sent out to the Board members to conduct such assessment.

With the objective of expanding the tesamorelin franchise, the Board concluded that the recruitment of a new member having international skills in marketing, product launch and product management became necessary and, on April 8, 2013, Mrs. Svoronos was appointed as a director of the Corporation.

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ITEM V.	OTHER INFORMATION

1.	Audit Committee Information

General

The audit committee (the “Audit Committee”) is currently composed of three independent directors, namely, Mr. Paul Pommier, who acts as the Chair, Gérald A. Lacoste and Jean-Denis Talon. See “ITEM II – Nominees” for the biography of each of the Audit Committee members. All of the Audit Committee members are financially literate within the meaning of National Instrument 52-110 – Audit Committees. In addition, the Board has determined that Mr. Paul Pommier meets the “Audit Committee financial expert” criteria prescribed by the U.S. Securities and Exchange Commission. The Audit Committee members are scheduled to meet without executive officers being present on a regular basis.

During the fiscal year ended November 30, 2012, the Audit Committee met a total of 4 times. Each member attended all meetings.

Role and Responsibilities

The Audit Committee is responsible for assisting the Board to oversee the followings:

•	the integrity of the Corporation’s financial statements and information related thereto;

•	the Corporation’s internal control system;

•	the appointment and performance assessment of the external auditors; and

•	the Corporation’s risk management matters.

A copy of the Charter of the Audit Committee describing the role and responsibilities of the Audit Committee is attached as Appendix “F” to this Circular.

Pre-Approval Policies and Procedures

The Audit Committee is responsible for the oversight of the independent external auditors’work. The Audit Committee pre-approves all audit and non-audit services provided by the external auditors. These services may include audit services, audit-related services, tax services and other services. The Audit Committee appoints the auditors and oversees and fixes the compensation for all such services. The external auditors and the Corporation’s management report to the Audit Committee regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for services performed. The Audit Committee approved 100% of the fees listed in the table below under “Auditors’Fees”.

Auditors’ Fees

The table below sets forth the fees paid to the auditors of the Corporation for the fiscal years ended November 30, 2012 and November 30, 2011.

	Fiscal Year Ended November 30, 2012	Fiscal Year Ended November 30, 2011
Audit Fees (1)	$158,250	$495,100
Audit-Related Fees (2)	$41,000	$15,250
Tax Fees (3)	$42,650	$35,285
All Other Fees	—	—

Total	$241,900	$545,635

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(1)	Refers to the aggregate fees billed by our external auditors for audit services. In the fiscal year ended November 30, 2011, audit fees included an amount of $355,000 for audit services performed in connection with our intended public offering and our subsequent listing of our common shares on NASDAQ Global Market.
(2)	Refers to the aggregate fees billed for professional services rendered by our external auditors for translation.
(3)	Refers to the aggregate fees billed for professional services rendered by our external auditors for tax compliance, tax advice and tax planning.

2.	Shareholder Proposals

The deadline by which the Corporation must receive proposals from shareholders under the Act for presentation at the next annual meeting of shareholders is January 24, 2014.

3.	Additional Documentation

The Corporation is a reporting issuer in all Canadian provinces and is required to file its financial statements and Circular with each Canadian Securities Commission. This year, the Corporation filed with such commissions an Annual Report on Form 20-F (the “Annual Report”) prepared in accordance with the Exchange Act of 1934 of the United States (the “Exchange Act”). The Annual Report contains no less information than the information contained in an annual information form prepared under Canadian securities regulation. The Corporation qualifies as a “foreign private issuer” under the Exchange Act and must file with the Securities and Exchange Commission of such country all documents filed with Canadian Securities Commissions.

The financial information of the Corporation is provided in the Corporation’s comparative financial statements and Management’s Discussion & Analysis for its fiscal year ended November 30, 2012. Copies of the Corporation’s financial statements, management proxy circular and Annual Report may be obtained on request to the Secretary of the Corporation at the following address: 2310 Alfred-Nobel Blvd, Montreal, Québec, Canada, H4S 2B4 or by consulting the SEDAR Website at www.sedar.com. or the Securities and Exchange Commission’s Website at www.sec.gov. The Corporation may require the payment of a reasonable fee if the request is made by someone other than a security holder of the Corporation, unless the Corporation is in the course of a distribution of its securities pursuant to a short-form prospectus, in which case these documents will be provided free of charge.

4.	Approval by the Board of Directors

The content and the sending of this Circular have been approved by the Board of the Corporation.

Montreal, Québec, Canada, April 24, 2013.

(signed) Jocelyn Lafond

Jocelyn Lafond
Corporate Secretary

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APPENDIX A

RESOLUTION OF THE SHAREHOLDERS OF

THERATECHNOLOGIES INC. (THE “CORPORATION”)

RESOLUTION 2013-1 SHAREHOLDER RIGHTS PLAN

BE IT RESOLVED:

1.	That the approval by the board of directors of the Corporation of the amended and restated shareholder rights plan agreement entered into on April 15, 2013 between the Corporation and Computershare Trust Services of Canada, be and it is hereby ratified;

2.	That any director or officer of the Corporation be and is hereby authorized to execute and deliver such documents and instruments and to take such other actions as such director or officer may deem necessary or advisable to give effect to this resolution in his entire discretion, his determination being conclusively evidenced by the execution and delivery of such documents or instruments and the taking of such actions.

APPENDIX A – RESOLUTION OF THE SHAREHOLDERS OF THERATECHNOLOGIES INC. (THE “CORPORATION”) RESOLUTION 2013-1 SHAREHOLDER RIGHTS PLAN
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

APPENDIX B

COMPENSATION COMMITTEE CHARTER

I.	Mandate

The Compensation Committee (the “Committee”) is responsible for assisting the Corporation’s Board of Directors (the “Board”) in overseeing the following:

A.	compensation of Senior Management;

B.	assessment of Senior Management;

C.	compensation of Directors;

D.	stock option grants;

E.	overall increase in total compensation.

II.	Obligations and Duties

The Committee carries out the duties usually entrusted to a compensation committee and any other duty assigned from time to time by the Board. Specifically, the Committee is charged with the following obligations and duties:

A.	Compensation of Senior Management

1.	Develop a compensation policy for the Corporation’s Senior Management, notably the Senior Management compensation structure, annual salary adjustments as well as the creation and administration of short and long term incentive plans, stock options, indirect advantages and benefits proposed by the President and Chief Executive Officer.

2.	Review and establish all forms of compensation to Senior Management.

3.	Oversee, as required, employment contracts and terminations of Senior Management, notably severance pay.

4.	Oversee the Corporation’s annual report on Senior Management compensation part of the Corporation’s continuous disclosure requirements under applicable laws and regulations.

B.	Assessment of Senior Management

1.	Develop a written position description for the President and Chief Executive Officer.

2.	Establish general objectives annually for the President and Chief Executive Officer of the Corporation and for other members of senior management.

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MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

3.	Examine and review annually the President and Chief Executive Officer’s performance against specific performance criteria pre-established by the Committee.

4.	Examine, in collaboration with the President and Chief Executive Officer, the annual performance assessment of other senior managers.

C.	Compensation of Directors

1.	Recommend to the Board approval of the Director’s Compensation Policy.

2.	Examine the compensation of Directors in relation to the risks and duties of their position.

D.	Stock Option Grants

1.	Oversee, review as needed and recommend Board approval of the Corporation Share Option Plan.

2.	The Committee may delegate, at its discretion, the plan’s administration to members of the Corporation’s Management and employees.

3.	Examine, oversee and recommend Board approval of stock option grants, specifically:

a.	the people to whom options are granted;

b.	the number of options granted;

c.	the exercise price of the options;

d.	the exercise period of the options; and

e.	all other conditions relating to options granted.

4.	Overall Increase in Total Compensation

Approve annually the Corporation’s increase in overall compensation.

III.	External Advisors

In discharging its duties and responsibilities, the Committee is empowered to retain external legal counsel or other external advisors, as appropriate. The Corporation shall provide the necessary funds to secure the services of such advisors.

IV.	Composition of the Committee

The Committee is composed of any number of Directors, but no less than three, as may be determined by the Board from time to time by resolution. Each member of the Committee shall be independent from the Corporation, as determined by the Board, in accordance with applicable laws, rules and regulations.

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MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

V.	Term of the Mandate

Committee members are appointed by Board resolution to carry out their mandate extending from the date of the appointment to the next annual general meeting of shareholders, or until successors are so appointed.

VI.	Vacancy

The Board may fill vacancies at any time by resolution. Subject to the constitution of the quorum, the Committee’s members can continue to act even if there is one or many vacancies on the Committee.

VII.	Chairman

The Board appoints the Committee Chairman who will call and chair the meetings.

VIII.	Secretary

Unless decided otherwise by resolution of the Board, the Secretary of the Corporation shall act as Committee Secretary. The Secretary must attend Committee meetings and prepare the minutes. He/she must provide notification of meetings as directed by the Committee Chairman. The Secretary is the guardian of the Committee’s records, books and archives.

IX.	Meeting Proceedings

The Committee establishes its own procedures as to how meetings are called and conducted. Unless it is otherwise decided, the Committee shall meet privately and independently from Management at each regularly scheduled meeting. In the absence of the regularly appointed Chairman, the meeting shall be chaired by another Committee member selected among attending participants and appointed accordingly. In the absence of the regularly appointed Secretary, Committee members shall designate someone to carry out this duty.

X.	Quorum and Vote

Unless the Board otherwise specifies by resolution, two Committee members shall constitute an appropriate quorum for deliberation of items on the agenda. During meetings, decisions are reached by a majority of votes from Committee members, unless the quorum is of two members, in which case decisions are made by consensus of opinion.

XI.	Records

The Committee keeps records that are deemed necessary for its deliberations and reports to the Board on its activities and recommendations on a regular basis.

XII.	Effective Date

This charter was adopted by the Directors at its May 3, 2004 Board meeting. It was amended by the Directors during the February 8, 2006 Board meeting.

APPENDIX B – COMPENSATION COMMITTEE CHARTER
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

APPENDIX C

MANDATE OF THE BOARD OF DIRECTORS

I.	Role

The Corporation’s Board of Directors (the “Board”) is ultimately responsible for the stewardship of the Corporation and executes its mandate directly or after considering recommendations from its related committees and Management.

Management is responsible for the Corporation’s day-to-day activities and is charged with realizing strategic activities approved by the Board within the scope of its authorized business activities, capitalization plan and Corporation directives. Management must report regularly to the Board on matters relating to short-term results and long-term development activities.

II.	II. Obligations and Responsibilities

The Board carries out the functions, performs duties and assumes the responsibilities entrusted by the laws and regulations. The Board may delegate some of its responsibilities to Board committees and Management within the scope of the Corporation’s General By-laws, the laws and the regulations. Therefore, day-to-day management of the Corporation’s activities is entrusted to Senior Management, which reports directly to the Board. One of the key functions of the Board is to appoint the senior management team.

The functions and duties of Board members include, without limitation, the following functions and duties:

A.	Appointment, assessment, succession planning of Senior Management

1.	Select and appoint the President and Chief Executive Officer of the Corporation.

2.	Oversee the appointment of other members of Senior Management.

3.	Ensure that the Corporation has a succession plan for the President and Chief Executive Officer.

4.	Monitor the performance of the President and Chief Executive Officer and others Executive Officers, with respect to pre-established objectives.

B.	Compensation of Directors

1.	Establish the compensation of Directors.

C.	Strategic Direction and Planning

1.	Adopt the Corporation’s strategic planning process.

APPENDIX C – MANDATE OF THE BOARD OF DIRECTORS
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

2.	Approve the Corporation’s strategic plan and review Senior Management’s performance in implementing the plan.

3.	Review the strategic plan annually, taking into account opportunities and risks, and monitoring the Corporation’s performance against the plan.

4.	Review and approve the Corporation’s annual plans towards financing the strategic plan.

5.	Review and approve the Corporation’s annual operating budget.

6.	Identify key business risks facing the Corporation and the implementation of appropriate systems to manage these risks.

7.	Discuss with Management how the strategic environment is changing and the key strategic issues.

D.	Corporate Behaviour and Governance

1.	Develop an approach to corporate governance, including the determination of principles and guidelines for the Corporation.

2.	Obtain reasonable assurance of the integrity of the President and Chief Executive Officer and other senior members of Management, and that they uphold principles of integrity within the ranks of the Corporation.

3.	Oversee the implementation of a Corporation disclosure policies and procedures.

4.	Monitor the integrity of the Corporation’s internal controls and disclosure systems.

5.	Be available to receive feedback from stakeholders, which must be provided in writing, at the Corporation’s head office, bearing the mention “Confidendial”.

E.	Personal Behaviours

1.	Keep up-to-date with the regular programs and employees of the Corporation.

2.	Upon request, join a committee and actively participate at its meetings.

3.	Be accessible, at least by telephone, to personnel and other Corporation Directors, as required.

4.	Keep confidential information discussed during meetings.

5.	Attend regular and special Board meetings.

6.	Get to know other members of the Board and promote collegial decision-making.

APPENDIX C – MANDATE OF THE BOARD OF DIRECTORS
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III.	External Advisors

In discharging its duties and responsibilities, the Board is empowered to retain external legal counsel or other external advisors, as appropriate. The Corporation shall provide the necessary funds to secure the services of such advisors.

IV.	Composition of the Board

The Board consists of such number of Directors as the Board may determine from time to time by resolution. The Board must assure itself that it is composed of Directors that are sufficiently familiar with the business of the Corporation, and the risks it faces, to ensure active and effective participation in the deliberations of the Board. Directors should have diverse backgrounds and personal characteristics and traits as well as competencies and expertise that add value to the Corporation. Finally, a majority of the Directors must be independent for the purposes of National Policy 58-201 Corporate Governance Guidelines.

V.	Board Meeting Procedures

The Board follows the procedure established in the Corporation’s General By-Laws.

VI.	Records

The Corporation’s Secretary keeps the records required by law and any other relevant document.

VII.	Effective Date

This written mandate was adopted by the Directors at its February 8, 2006 Board meeting.

APPENDIX C – MANDATE OF THE BOARD OF DIRECTORS
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

APPENDIX D

DIRECTOR ORIENTATION AND CONTINUING EDUCATION POLICY

The Board must first ensure that every new nominee as Director possesses the necessary skill, expertise, availability and knowledge to properly fulfil its mandate. Once a Director is effectively elected, the Chairman of the Board, the President and Chief Executive Officer and Secretary provide him with the specific information required for a well-informed contribution.

I.	Purpose

The purpose of this Director Orientation and Continuing Education Policy (the “Policy”) is to set forth the Corporation’s process of orientation for newly appointed Corporation Directors to familiarize them with the role of the Corporation’s Board of Directors, its committees, its directors, and the nature and operation of the Corporation’s business activities. The Policy also indicates the elements of continuing education of the Board of Directors to ensure the Corporation Directors maintain the skill and knowledge necessary to fulfill their obligations as directors.

II.	Orientation of New Directors

Newly appointed Directors first meet with the Chairman of the Board to discuss the functioning of the Board of Directors. Then, they meet with the President and Chief Executive Officer to discuss the nature and operation of the Corporation’s business activities. As required, meetings may be set up with other Senior Managers to further clarify some of the Corporation’s business activities. Finally, the Secretary provides new directors with the following documents:

A.	Copies of Board meeting minutes and written resolutions since the beginning of the fiscal year (which may include those of the preceding fiscal year, depending of the date of appointment), including a copy of the minutes of the last annual meeting;

B.	A schedule of Board Meetings for the year;

C.	The disclosure policies et procedures and the “Undertaking” form (for signature);

D.	The policy on insider trading in force at Theratechnologies (with mention to register as an insider with the Canadian securities agency through SEDI.ca and to prepare an initial insider report within ten (10) days following appointment);

E.	Theratechnologies’ Share Option Plan;

F.	The latest annual report and accompanying information on Theratechnologies (fact sheet, latest press releases, latest annual information form and corporate presentation);

G.	The Director Disclosure Form (to complete and return within afforded time);

H.	The General By-Laws, the Board’s written mandate, the Audit Committee Charter, Compensation Committee Charter, Nominating and Corporate Governance Charter; and

I.	The Directors and Senior Management coverage and compensation.

APPENDIX D – DIRECTOR ORIENTATION AND CONTINUING EDUCATION POLICY
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

III.	Continuing Education

The following actions are taken to ensure the continuing education of Directors:

A.	Management provides Directors, from time to time, with pertinent articles and books relating to the Corporation’s business, its competitors, corporate governance and regulatory issues;

B.	Key Corporation executives make regular presentations to the Board on business activities;

C.	Certain consultants present to the Board on matters relevant to their role and duties. Consultants such as insurance brokers presenting on risks faced by the Corporation or consultants presenting a long-term strategy for the Corporation;

D.	The Secretary offers Directors continuing education in the form of presentations on new legal and regulatory requirements that impact the Board.

IV.	Review

This Policy is reviewed and modified when the Board of Directors considers it necessary and desirable.

APPENDIX D – DIRECTOR ORIENTATION AND CONTINUING EDUCATION POLICY
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

APPENDIX E

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

I.	Mandate

The Nominating and Corporate Governance Committee (the “Committee”) is responsible for assisting the Corporation’s Board of Directors (the “Board”) in overseeing the following:

A.	Recruit candidates for the Board;

B.	Review the size of the Board;

C.	Composition of the Board;

D.	Function of the Board;

E.	Orientation and education of Board members; and

F.	Governance.

II.	Obligations and Duties

The Committee carries out the duties usually entrusted to a Nominating and Corporate Governance Committee and any other duty assigned from time to time by the Board. Specifically, the Committee is charged with the following obligations and duties:

A.	Recruit Candidates for the Board

1.	Identify potential candidates as members of the Corporation’s Board of Directors. In so doing, the Committee will consider:

a.	independence of candidates under the terms of National Policy 58-201 on corporate governance;

b.	the competencies, skills and personal characteristics sought in candidates. The Committee will determine what it considers necessary by assessing competencies, skills and personal characteristics of the candidates in relation to: (1) those generally required by the Board; (2) those already present in other Board members; and (3) those which are a welcome addition; and

c.	the availability of candidates.

2.	All Board members may submit to the Committee potential candidates for membership, and the Committee shall review such candidates in light of above described competencies and skills desirable for the Board.

3.	The Committee shall proceed as follows for the recruitment of candidates:

a.	as it is determined by the Committee and the Board of Directors that Board vacancies must be filled or new members are desirable, the Chairman of the Board of Directors shall make contact with candidates that have been identified by the Committee per the above described criteria;

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b.	upon a positive evaluation by the Chairman of the Board of Directors and positive reaction from the candidate, at least two (2) members of the Board shall meet with the candidate; and

c.	upon a positive evaluation by the two (2) Board members and the continuing interest of the candidate, the Committee shall make a recommendation to the Board of Directors, providing all pertinent background information for analysis and discussion by the Directors.

B.	Board Size

The Board must be composed of 3 to 20 directors, as per the Corporation’s articles of incorporation and by law. As provided under the terms of the Corporation General By-Laws, the Board shall exercise its power to establish by resolution the exact number of directors. In this regard, the duties of the Committee are as follows:

1.	Examine the size of the Board annually in view of assessing its effectiveness.

2.	Consider modifications to the number of constituting members and issue its recommendations to the Board.

C.	Composition of the Board

1.	Ensure that the Board is composed of Directors that are sufficiently familiar with the business of the Corporation, and the risks it faces, to ensure active and effective participation in the deliberations of the Board.

2.	Ensure that Directors have diverse backgrounds and personal characteristics and traits as well as competencies and expertise that add value to the Corporation.

3.	Ensure that a majority of the directors are independent directors for the purposes of National Policy 58-201 Corporate Governance Guidelines.

D.	Board Functioning

1.	Examine the Board’s functions and issue recommendations as to its obligations and role. Among others, the Committee must regularly review the Board’s written mandate.

2.	Determine and review, as needed, the roles and mandates of Board committees and issue recommendations.

E.	Orientation and Continuing Education of Board Members

Develop an orientation and continuing education policy for Directors.

APPENDIX E – NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

F.	Governance

1.	Follow corporate governance developments and, as required, advise the Board of appropriate actions.

2.	Examine appropriate actions to promote ethical business conduct, issue relevant recommendations to the Board and oversee their implementation.

3.	Examine conflict of interest issues that may be brought to the attention of the Board and offer solutions.

III.	External Advisors

In discharging its duties and responsibilities, the Committee is empowered to retain external legal counsel or other external advisors, as appropriate. The Corporation shall provide the necessary funds to secure the services of such advisors.

IV.	Composition of the Committee

The Committee is composed of any number of Directors, but no less than three, as may be determined by the Board from time to time by resolution. Each member of the Committee shall be independent from the Corporation, as determined by the Board in accordance with applicable laws, rules and regulations.

V.	Term of the Mandate

Committee members are appointed by Board resolution to carry out their mandate extending from the date of the appointment to the next Annual General Meeting of Shareholders, or until successors are so appointed.

VI.	Vacancy

The Board may fill vacancies at any time by resolution. Subject to the constitution of the quorum, the Committee’s members can continue to act even if there is one or many vacancies on the Committee.

VII.	Chairman

The Board appoints the Committee Chairman who will call and chair the meetings.

VIII.	Secretary

Unless decided otherwise by resolution of the Board, the Secretary of the Corporation shall act as Committee Secretary. The Secretary must attend Committee meetings and prepare the minutes. He must provide notification of meetings as directed by the Committee Chairman. The Secretary is the guardian of the Committee’s records, books and archives.

IX.	Meeting Proceedings

The Committee establishes its own procedures as to how meetings are called and conducted. Unless it is otherwise decided, the Committee shall meet privately and independently from Management at each regularly scheduled meeting. In the absence of the regularly appointed Chairman, the meeting shall be chaired by another Committee member selected among attending participants and appointed accordingly. In the absence of the regularly appointed Secretary, Committee members shall designate someone to carry out this duty.

APPENDIX E – NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

X.	Quorum and Vote

Unless the Board otherwise specifies by resolution, two Committee members shall constitute an appropriate quorum for deliberation of items on the agenda. During meetings, decisions are reached by a majority of votes from Committee members, unless the quorum is of two members, in which case decisions are made by consensus of opinion.

XI.	Records

The Committee keeps records that are deemed necessary for its deliberations and reports to the Board on its activities and recommendations on a regular basis.

XII.	Effective Date

This charter was adopted by the Directors during the February 8, 2006 Board meeting.

APPENDIX E – NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

APPENDIX F

AUDIT COMMITTEE CHARTER

I.	Mandate

The Audit Committee (the “Committee”) is responsible for assisting the Company’s Board of Directors (the “Board”) in overseeing the following:

A.	the integrity of the Company’s financial statements and related information;

B.	the internal control systems of the Company;

C.	the appointment and performance of the external auditor; and

D.	the supervision of the Company’s Risk Management.

II.	Obligations and Duties

The Committee carries out the duties usually entrusted to an audit committee and any other duty assigned from time to time by the Board. Management has the responsibility to ensure the integrity of the financial information and the effectiveness of the Company’s internal controls. The external auditor has the responsibility to verify and certify the accurate presentation of the Company’s financial statements; at the same time evaluating the internal control process to determine the nature, extent and chronology of the auditing procedures used. The Committee has the responsibility to supervise the participants involved in the preparation process of the financial information and to report on this to the Board.

Specifically, the Committee is charged with the following obligations and duties:

A.	Integrity of the Company’s Financial Statements and Related Information

1.	Review annual and quarterly consolidated financial statements and all financial information legally required to be disclosed by the Company, i.e. financial information contained in the “Management Discussion and Analysis” report, the Annual Information Form and the press releases, as the case may be, discuss such with management and the external auditor, and suggest recommendations to the Board, as the case may be.

2.	Approve the interim Financial Statements, the interim “Management Discussion and Analysis” reports and all supplements to these “Management Discussion and Analysis” reports which have to be filed with regulatory authorities.

3.	On a periodic basis, review and discuss with management and the external auditor the following:

a.	major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies;

APPENDIX F – AUDIT COMMITTEE CHARTER
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

b.	the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company; and

c.	the type and presentation of information to be included in press releases dealing with financial results (paying particular attention to any use of pro-forma information or information adjusted by means of non-generally accepted accounting principles).

4.	Review and discuss reports from the external auditor on:

a.	all critical accounting policies and practices used by the Company; and

b.	all material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternate treatments and disclosures and the treatment preferred by the external auditor.

B.	Supervision of the Company’s Internal Control Systems

1.	Review and discuss with management and with the external auditor present reports and, when appropriate, provide recommendations to the Board on the following:

a.	actual financial data compared with budgeted data;

b.	the Company’s internal control system;

c.	the relationship of the Committee with the management and audit committees of the Company’s consolidated subsidiaries. With respect to the subsidiaries, the Committee must:

•	obtain precisions as to the mandate of the audit committees;

•	enquire about internal controls and study related risks;

•	obtain the external auditors’ report to the audit committees on the planning of external auditing;

•	obtain the external auditors’ report to the audit committees on the auditing results;

•	obtain copy of the minutes of the audit committees’ meetings; and

•	ensure that the critical accounting policies and practices are identical to the Company’s.

2.	Study the feasibility of implementing an internal auditing system and when implemented, establish its responsibilities and supervise its work.

3.	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

APPENDIX F – AUDIT COMMITTEE CHARTER
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

C.	Appointment and Performance Supervision of the External Auditor

1.	Provide recommendations to the Board on the selection of the external auditor to be appointed by the shareholders.

2.	Approve in advance and recommend to the Board the external auditor’s remuneration and more specifically fees and terms of all audit, review or certification services to be provided by the external auditor to the Company and any consolidated subsidiary.

3.	Supervise the performance of the external auditor in charge of preparing or issuing an audit report or performing other audit services or certification services for the Company or any consolidated subsidiary of the Company, where required, and review all related questions as to the terms of its mission and the revision of its mission.

4.	Pre-approve all engagements for permitted non-audit services provided by the external auditor to the Company and any consolidated subsidiary, and to this effect and at its convenience, establish policies and procedures for the engagement of the external auditor to provide to the Company and any consolidated subsidiary permitted non-audit services, which shall include approval in advance by the Committee of all audit/review services and permitted non-audit services to be provided to the Company and any consolidated subsidiary by the external auditor.

5.	At least annually, consider, assess and report to the Board on:

a.	the independence of the external auditor, including whether the external auditor’s performance of permitted non-audit services is compatible with the external auditor’s independence;

b.	the obtaining from the external auditor of a written statement i) describing all relationships between the external auditor and the Company; ii) assuring that lead audit partner rotation is carried out, as required by law; and iii) describing any other relationship that may adversely affect the independence of the external auditor; and

c.	the evaluation of the lead audit partner, taking into account the opinions of management and the internal auditor.

6.	At least annually, obtain and review a report by the external auditor describing:

a.	the external auditor’s internal quality-control procedures; and

b.	any material issues raised by the most recent internal quality-control review (or peer review) of the external auditor’s firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, with respect to one or more independent audits carried out by the external auditor’s firm, and any steps taken to deal with any such issues.

7.	Resolve any disagreement between management and the external auditor regarding financial reporting.

8.	Review the audit process with the external auditor.

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MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

9.	Review and discuss with the Chief Executive Officer and Chief Financial Officer of the Company the process for the certifications to be provided in the Company’s public disclosure documents.

10.	Meet periodically with the external auditor in the absence of management.

11.	Establish procedures with respect to hiring the external auditor’s employees and former employees.

D.	Supervision of the Company’s Risk Management

Review, report and, where appropriate, provide recommendations to the Board on the following:

1.	the Company’s processes for identifying, assessing and managing risk;

2.	the Company’s major financial risk exposures and the steps the Company has taken to monitor and control such exposures;

3.	the Company’s insurance portfolio and the adequacy of the coverage; and

4.	the Company’s investment policy.

III.	External Advisors

In discharging its duties and responsibilities, the Committee is empowered to retain external legal counsel or other external advisors, as appropriate. The Company shall provide the necessary funds to secure the services of such advisors.

IV.	Composition of the Committee

The Committee is composed of any number of directors, but no less than three, as may be determined by the Board from time to time by resolution. Each member of the Committee shall be independent from the Company and is financially literate, as determined by the Board and in conformity with applicable laws, rules and regulations.

V.	Term of the Mandate

Committee members are appointed by Board resolution to carry out their mandate extending from the date of the appointment to the next annual general meeting of the shareholders or until their successors are so appointed.

VI.	Vacancy

The Board may fill vacancies at any time by resolution. Subject to the constitution of the quorum, the Committee’s members can continue to act even if there is one or many vacancies on the Committee.

VII.	Chairman

The Board appoints the Committee Chairman who will call and chair the meetings. The Chairman reports to the Board the deliberations of the Committee and its recommendations.

APPENDIX F – AUDIT COMMITTEE CHARTER
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.

VIII.	Secretary

Unless otherwise determined by resolution of the Board, the Secretary of the Corporation shall act as Committee Secretary. The Secretary must attend Committee meetings and prepare the minutes. He/she must provide notification of meetings as directed by the Committee Chairman. The Secretary is the guardian of the Committee’s records, books and archives.

IX.	Meeting Proceedings

The Committee establishes its own procedures as to how meetings are called and conducted. Unless it is otherwise decided, the Committee shall meet privately and independently from Management at each regularly scheduled meeting. In the absence of the regularly appointed Chairman, the meeting shall be chaired by another Committee member selected among attending participants and appointed accordingly. In the absence of the regularly appointed Secretary, Committee members shall designate someone to carry out this duty.

The Committee shall meet at least four times a year with management and the external auditor, and at least once a year, separately in executive session in the absence of management and the external auditor. At least once a year, the Committee invites the Chief Financial Officer of each subsidiary to present the financial information and internal control systems related to such subsidiary.

X.	Quorum and Voting

Unless the Board otherwise specifies by resolution, two Committee members shall constitute an appropriate quorum for deliberation of items on the agenda. During meetings, decisions are reached by a majority of votes from Committee members, unless the quorum is of two members, in which case decisions are made by consensus of opinion.

XI.	Records

The Committee keeps records that are deemed necessary of its deliberations and reports regularly to the Board on its activities and recommendations.

XII.	Effective Date

This charter was adopted by the Directors at its May 3, 2004 Board meeting. It was amended by the Directors during the April 13, 2005 and February 8, 2006 Board meetings.

APPENDIX F – AUDIT COMMITTEE CHARTER
MANAGEMENT PROXY CIRCULAR	THERATECHNOLOGIES INC.